      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 8, 2001


                                                      REGISTRATION NO. 333-62042

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                              PEC SOLUTIONS, INC.

             (Exact name of registrant as specified in its charter)
                            12750 FAIR LAKES CIRCLE
                               FAIRFAX, VA 22033
                                 (703) 679-4900
                    (Address of principal executive offices)

           DELAWARE                                                54-1339972
 (State or other jurisdiction                                   (I.R.S. employer
              of                                             identification number)
incorporation or organization)

                               DAVID C. KARLGAARD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              PEC SOLUTIONS, INC.
                            12750 FAIR LAKES CIRCLE
                               FAIRFAX, VA 22033
                                 (703) 679-4900
(Name, address, including zip code and telephone number, including area code of agent for service)
                         ------------------------------

                                   COPIES TO:

     NANCY A. SPANGLER, ESQUIRE                                      LUCIANA FATO, ESQUIRE
 PIPER MARBURY RUDNICK & WOLFE LLP                                   DAVIS POLK & WARDWELL
     1850 CENTENNIAL PARK DRIVE                                      450 LEXINGTON AVENUE
          RESTON, VA 20191                                            NEW YORK, NY 10017
           (703) 391-7100                                               (212) 450-4000

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. / /

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE


                                                                      PROPOSED             PROPOSED
                                                  AMOUNT               MAXIMUM              MAXIMUM             AMOUNT OF
                                                   TO BE           AGGREGATE PRICE         AGGREGATE          REGISTRATION
     TITLE OF SHARES TO BE REGISTERED          REGISTERED(1)        PER SHARE(2)       OFFERING PRICE(2)         FEE(3)
Common Stock, par value $.01 per share           5,002,500             $22.98            $114,957,450              $0


(1) Includes 652,500 shares of common stock subject to an over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act based on the average high and low reported sales prices on The Nasdaq National Market on May 29, 2001.


(3) A registration fee of $28,739 was paid previously.


      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 8, 2001


PROSPECTUS
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION
STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES
AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                4,350,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    This is an offering of common stock by PEC Solutions, Inc. Of the 4,350,000 shares of common stock being sold in this offering, 3,000,000 shares are being sold by PEC Solutions and 1,350,000 shares are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

      -------------------------------------------------------------------


    Our common stock is traded on the Nasdaq National Market under the symbol PECS. On June 7, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $23.90 per share.


      -------------------------------------------------------------------


                                                                 PER SHARE              TOTAL
                                                            -------------------  -------------------
Public offering price.....................................           $                    $
Underwriting discounts and commissions....................           $                    $
Proceeds to PEC Solutions, before expenses................           $                    $
Proceeds to the selling stockholders, before expenses.....           $                    $


    The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 652,500 additional shares of common stock.

      -------------------------------------------------------------------

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

         -------------------------------------------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JPMORGAN

                                  UBS WARBURG

                                                                   RAYMOND JAMES

      , 2001

                             DESCRIPTION OF ARTWORK

Inside Front Cover

A photograph of large columns in front of a government building with an individual walking past in the background.

The text across the middle of the picture reads: "Behind the walls of government, a new American Revolution has begun." Below this text is additional text that reads "Web Enabling Government PEC Solutions."

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      6
Forward-Looking Statements..................................     12
Use of Proceeds.............................................     13
Dividend Policy.............................................     13
Market Price of Common Stock................................     13
Capitalization..............................................     14
Selected Consolidated Financial Data........................     15
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............     16
Business....................................................     22
Management..................................................     32
Principal and Selling Stockholders..........................     34
Underwriting................................................     36
Legal Matters...............................................     38
Experts.....................................................     38
Where You Can Find Additional Information...................     38
Incorporation of Certain Documents by Reference.............     38
Disclosure of Commission Position on Indemnification for
  Securities Act Liabilities................................     40
Index to Consolidated Financial Statements..................    F-1


    "PEC.com", "PEC", "PEC Solutions", "Web-enabling Government" and the related symbols and designs are our registered trademarks. All other trademarks and trade names of other companies used in this prospectus are the properties of their respective owners.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS, BEFORE MAKING AN INVESTMENT DECISION.


                                 PEC SOLUTIONS


    PEC Solutions is a technology solutions provider that enables government to harness the power of the Internet and other advanced information technologies to improve organizational performance. We specialize in web-enabling government, by migrating legacy computer systems and paper-intensive procedures into eGovernment solutions that reduce the time and complexity required to access and act on information. Our solutions provide users with rapid and easy access to large amounts of data and result in improved information flows among government workers as well as between government entities and their constituents.

    As a total solutions provider, we address the full technology lifecycle, including formulating technology strategies, creating business solutions, performing long-term operational management and continuing enhancement of the solutions. The substantial experience we have gained in the government marketplace allows us to design and implement complex mission-critical solutions that meet the unique challenges presented by our clients. Our eGovernment solutions include:

    - designing and developing technology strategies and web-enabled enterprise system architectures;

    - building and engineering complex intranets, extranets and other high performance infrastructures;

    - integrating older technology or "legacy" systems with web-based applications;

    -    applying leading encryption security technologies; and

    -    deploying and operating automated enterprise management systems.

    Since 1985, our clients have included every cabinet-level department of the federal government as well as numerous additional entities at the federal, state and local levels. This group includes a cross-section of civil, law enforcement, intelligence and judicial government organizations. Our largest clients include the Navy/Marine Corps Intranet Program, the Drug Enforcement Administration, the Immigration and Naturalization Service, the Veterans Benefits Administration, the Internal Revenue Service, the Federal Judiciary, and the intelligence community. Existing clients have traditionally been the source of a significant portion of our revenues, generating approximately 92% of our revenues in 2000, 96% of our revenues in 1999 and 95% of our revenues in 1998.

                             OUR MARKET OPPORTUNITY

    The emergence of the Internet as a means of handling information presents numerous opportunities for government to improve the way it communicates internally and with its constituents. Recent changes in federal government contract procurement and compliance regulations have streamlined the government's buying practices, resulting in a more commercial approach to the procurement and management of technologies and services. As a result, procurement lead times have decreased and government buyers now have greater flexibility to purchase services on the basis of a service provider's distinct capabilities and successful past performance. According to International Data Corporation, overall government spending on information technology services is expected to increase from $12.6 billion in 1999 to $20.8 billion in

2004. Government spending on Internet professional technology services alone is expected to grow at approximately a 39% compound annual growth rate, from $0.6 billion in 1999 to $3.1 billion in 2004.

    We believe that the government market for technology services is unlike the private sector market. Most agencies have made substantial investments in legacy systems and are forced by budgetary constraints to update rather than replace these systems. Government systems must handle extremely large amounts of data for large and widely dispersed workforces. Governments require heightened security to protect sensitive and personal information. In addition, agencies must operate in a complex environment of strict government regulations.

                                 OUR ADVANTAGE

    We address the needs and particular challenges associated with the evolving Government market. Our solutions address the full technology lifecycle for our clients through our deep technical expertise and extensive government domain knowledge. Our founders, who have worked together for more than 23 years in the government marketplace, have substantial technical and management backgrounds. We are knowledgeable in government sector technology, management policy, acquisition strategy, business process re-engineering and best-value procurement methods. We have expertise in the critical underlying infrastructure technologies necessary to support fully web-based enterprises, including security, intranets, applications development, enterprise management and wireless applications. We develop reusable solution sets, enhanced through numerous client engagements, that allow us to deliver results to our clients faster, cheaper and with greater reliability.

                                  OUR STRATEGY

    We intend to:

    - maintain our leading-edge position in rapidly evolving technologies such as the Internet and advanced security;

    - increase federal government market penetration and extend the range and duration of engagements with large-scale government integrators;

    - improve our visibility in the marketplace and enhance our brand and culture to continue to attract and retain clients and top quality professionals;

    - expand into state and local government and selected government-related commercial markets; and

    - continue a disciplined acquisition program to broaden our client base, service offerings and geographic presence.

                              RECENT DEVELOPMENTS


    We have had the following recent developments:


    - The Navy/Marine Corps Intranet (NMCI) Program. We executed an eight-year contract with EDS, the prime contractor for the NMCI program, to provide support for the transition, management, and operations of the NMCI. We received funding of roughly $18 million to provide transition services during 2001 and were awarded tasking to support the network operations centers in San Diego, California and Norfolk, Virginia valued at $100 million over eight years.

    - The Mecklenburg Integrated Criminal Justice System. We were selected for a complex multi-phase technology program to develop an integrated criminal justice information system for the county of Mecklenburg, North Carolina (which includes the city of Charlotte). We believe that the combination of our eGovernment technology leadership position and our advanced Viking software products resulted in our selection for this engagement. After completion of the conceptual design phase, the program provides for a county-wide implementation in phase two, and the potential to be deployed in a state-wide system in the final contract phase.



    We are a Delaware corporation. Our principal executive offices are located at 12750 Fair Lakes Circle, Fairfax, VA 22033, and our telephone number is (703) 679-4900. Our Internet Web site is at www.pec.com. Information contained on our Web site is not a part of this prospectus.

                                  THE OFFERING


Common stock offered by PEC Solutions........  3,000,000 shares

Common stock offered by the selling
  stockholders...............................  1,350,000 shares

Common stock to be outstanding after this
  offering...................................  25,646,411 shares

Use of proceeds..............................  We intend to use the net proceeds of this offering for general corporate purposes,
                                               including:

                                               -    working capital;

                                               -    expansion of existing operations;

                                               -   investment in systems infrastructures and
                                                   new technologies; and

                                               -   strategic acquisitions of complementary
                                                   businesses.

                                               We will not receive any proceeds from the
                                               sale of shares by the selling stockholders.

Nasdaq National Market symbol................  PECS


                            ------------------------

    This information excludes:

    - 4,674,789 shares subject to options outstanding as of May 31, 2001 at a weighted average exercise price of $2.38 per share; and

    - 2,463,180 shares reserved for issuance under our 2000 Stock Incentive Plan as of May 31, 2001, none of which we expect to grant prior to the closing of this offering; and 1,923,466 shares reserved for issuance under our Employee Stock Purchase Plan, none of which we expect to grant prior to the closing of this offering.

    Unless otherwise noted, the information in this prospectus assumes that the over-allotment option granted to the underwriters has not been exercised.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table presents summary consolidated financial data for our business. You should read the following summary consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                                             THREE MONTHS
                                                                                                 ENDED
                                                 YEAR ENDED DECEMBER 31,                       MARCH 31,
                                   ----------------------------------------------------   -------------------
                                     1996       1997       1998       1999       2000       2000       2001
                                   --------   --------   --------   --------   --------   --------   --------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
    Revenues.....................  $16,216    $24,630    $41,457    $53,202    $68,305    $15,582    $21,920
    Gross profit (a).............    6,907     10,754     17,942     22,793     30,996      6,679     10,122
    Operating income.............    2,203      3,615      6,891      8,975     10,211      2,198      3,679
    Net income...................    1,452      2,305      4,455      5,639      7,272      1,413      2,438
    Earnings per share
       Basic.....................  $  0.08    $  0.13    $  0.26    $  0.33    $  0.34    $  0.08    $  0.11
       Diluted...................  $  0.07    $  0.10    $  0.20    $  0.24    $  0.30    $  0.06    $  0.10

------------------------

(a) Gross profit represents revenues less direct costs, which consist of direct personnel time charges and related fringe benefits, and other direct costs chargeable to contracts.

    The following table presents summary consolidated balance sheet data as of March 31, 2001. The as adjusted information illustrates the impact of the offering.


                                                               AS OF MARCH 31, 2001
                                                              -----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   ------------
                                                                  (IN THOUSANDS)
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
    Cash and cash equivalents...............................  $12,514      $ 79,850
    Working capital.........................................   46,501       113,837
    Total assets............................................   65,681       133,017
    Long-term debt..........................................       --            --
    Total stockholders' equity..............................   53,798       121,134

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS, TOGETHER WITH ALL OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO BUY OUR COMMON STOCK.

                      RISK FACTORS RELATED TO OUR BUSINESS


SUBSTANTIALLY ALL OF OUR REVENUES WOULD BE THREATENED IF OUR RELATIONSHIPS WITH AGENCIES OF THE FEDERAL GOVERNMENT WERE HARMED.


    Our largest clients are agencies of the federal government. If the federal government in general, or any significant government agency, uses less of our services or terminates its relationship with us, our revenues could decline substantially, and our business could be seriously harmed. Contracts with the federal government and contracts with prime contractors of the federal government accounted for approximately 96% of our revenues during the three months ended March 31, 2001 and approximately 92% of our revenues during 2000. Our ten largest clients, all agencies of the federal government, generated approximately 69% of our revenues for the three months ended March 31, 2001 and 61% of our revenues for 2000. Our top five clients accounted for approximately 54% of our revenues for the three months ended March 31, 2001 and 41% of our revenues during 2000. We believe that federal government contracts are likely to continue to account for a significant portion of our revenues for the foreseeable future. The volume of work that we perform for a specific client, however, is likely to vary from year to year, and a significant client in one year may not use our services as extensively, or at all, in a subsequent year.


OUR GOVERNMENT CONTRACTS MAY BE TERMINATED PRIOR TO THEIR COMPLETION, AND IF WE DO NOT REPLACE THEM, OUR OPERATING RESULTS MAY BE HARMED.


    We derive substantially all of our revenues from government contracts that typically span a one year base period and one or more option years. The unexpected termination or nonrenewal of one or more of our significant contracts could result in significant revenue shortfalls. Our clients generally have the right not to exercise the option periods. In addition, our contracts typically contain provisions permitting an agency to terminate the contract on short notice, with or without cause.

    If the client requires further services of the type provided in a terminated contract, there is frequently a competitive rebidding process. We may not win any particular rebid or be able to successfully bid on new contracts to replace those that have been terminated. Even if we do win the rebid, we may experience revenue shortfalls in periods where we anticipated revenues from the contract rather than its termination and subsequent rebidding. These revenue shortfalls could harm operating results for those periods.


OUR LACK OF LONG-TERM CONTRACTS WITH CLIENTS AND OUR RELATIVELY FIXED OPERATING EXPENSES EXPOSE US TO GREATER RISK OF INCURRING LOSSES.


    Our clients retain us on an engagement-by-engagement basis, rather than under long-term contracts. We incur costs based on our expectations of future revenues. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress. These factors make it difficult for us to predict our revenues and operating results. If we fail to predict our revenues accurately, it may seriously harm our financial condition and results of operation.

A REDUCTION IN OR THE TERMINATION OF OUR SERVICES COULD LEAD TO UNDERUTILIZATION OF OUR EMPLOYEES AND COULD HARM OUR OPERATING RESULTS.


    Our employee compensation expenses are relatively fixed. Therefore, if a client defers, modifies or cancels an engagement or chooses not to retain us for additional phases of a project, our operating results will be harmed unless we can rapidly redeploy our employees to other engagements in order to minimize underutilization.


FAILING TO MAINTAIN STRONG RELATIONSHIPS WITH PRIME CONTRACTORS COULD RESULT IN A DECLINE IN OUR REVENUES.


    We derived approximately 36% of our revenues during the three months ended March 31, 2001 and 32% of our revenues during 2000 through our relationships with prime contractors, which, in turn, have contractual relationships with end-clients. One prime contractor, EDS, accounted for approximately 17% of our revenues during the three months ended March 31, 2001. Another, Unisys, accounted for 14% of our revenues during 2000. We expect to continue to depend on prime-contractor relationships, particularly the relationship with EDS, for a material portion of our revenues in the foreseeable future. If any of our prime contractors eliminate or reduce their engagements with us, or have their engagements eliminated or reduced by their end-clients, we will lose a source of revenues, which, if not replaced, will adversely affect our operating results.


WE MUST RECRUIT AND RETAIN QUALIFIED PROFESSIONALS TO SUCCEED IN OUR LABOR INTENSIVE BUSINESS.


    Our future success depends in large part on our ability to recruit and retain qualified professionals skilled in complex information technology services and solutions, including encryption and other security systems. Such personnel are in great demand and are likely to remain a limited resource in the foreseeable future. Competition for qualified professionals is intense. Any inability to recruit and retain a sufficient number of these professionals could hinder the growth of our business.


WE MAY LOSE MONEY ON FIXED-PRICE CONTRACTS IF WE MISCALCULATE THE RESOURCES WE NEED TO COMPLETE THE CONTRACT.


    We derived approximately 12% of our revenues during the three months ended March 31, 2001 and approximately 22% of our revenues in 2000 from fixed-price contracts. We anticipate a material portion of our future engagements will continue to be contracted at a fixed price. Unlike time and materials contracts, for which we are reimbursed based on our actual expenditures of resources, fixed-price contracts require us to price our contracts by predicting our expenditures in advance. If we miscalculate the resources we need to complete fixed-price engagements, our operating results could be seriously harmed because we are not compensated for the higher costs.


WE COULD LOSE REVENUES AND CLIENTS AND EXPOSE OUR COMPANY TO LIABILITY IF WE FAIL TO MEET CLIENT EXPECTATIONS.


    We create, implement and maintain technology solutions that are often critical to our clients' operations. If our technology solutions or other applications have significant defects or errors or fail to meet our clients' expectations, we may:

    -    lose revenues due to adverse client reaction;

    - be required to provide additional remediation services to a client at no charge;

    - receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; and

    - suffer claims for substantial damages against us, regardless of our responsibility for the failure.

    While many of our contracts limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our clients, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, such claims could result in significant legal and other costs and may be a distraction to management.


SECURITY BREACHES IN SENSITIVE GOVERNMENT SYSTEMS COULD RESULT IN THE LOSS OF CLIENTS AND NEGATIVE PUBLICITY.


    Many of the systems we develop involve managing and protecting information involved in law enforcement and other sensitive government functions. A security breach in one of these systems could cause serious harm to our business, could result in negative publicity and could prevent us from having further access to such critically sensitive systems or other similarly sensitive areas for other governmental clients. Losses that we could incur from such a security breach could exceed the policy limits that we have for "errors and omissions" or product liability insurance.


IF WE CANNOT OBTAIN THE NECESSARY SECURITY CLEARANCES, WE MAY NOT BE ABLE TO PERFORM CLASSIFIED WORK FOR THE GOVERNMENT AND OUR REVENUES MAY SUFFER.


    Government contracts require us, and some of our employees, to maintain security clearances. If we lose or are unable to obtain security clearances, the client can terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain the required security clearances for our employees working on a particular engagement, we may not derive the revenue anticipated from the engagement, which, if not replaced with revenue from other engagements, could seriously harm our operating results.


WE DEPEND ON OUR SENIOR MANAGEMENT TEAM, AND THE LOSS OF ANY MEMBER MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN AND MAINTAIN CLIENTS.


    We believe that our success will depend on the continued employment of our senior management team, including David Karlgaard, our Chief Executive Officer, Paul Rice, our Chief Operating Officer and Alan Harbitter, our Chief Technology Officer. We have key man life insurance policies that cover Messrs. Karlgaard and Rice up to $1 million and Mr. Harbitter up to $500,000. This dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining client engagements. If one or more members of our senior management team was unable or unwilling to continue in their present positions, such persons would be difficult to replace and our business could be seriously harmed. Furthermore, clients or other companies seeking to develop in-house capabilities may hire away some of our key employees. Employee defections to clients or competitors would not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any losses of client relationships could seriously harm our business.


WE MAY NOT BE ABLE TO SUCCESSFULLY IDENTIFY, MANAGE AND INTEGRATE FUTURE ACQUISITIONS, WHICH MAY HARM OUR OPERATING RESULTS.


    We may use a portion of the proceeds from this offering to acquire companies or businesses that are complementary to ours. However, we have no immediate plans or current agreements to acquire any additional companies or businesses, and we cannot assure you that we will identify appropriate acquisition candidates. If we do identify an appropriate acquisition candidate, we cannot assure you that we would be able to successfully negotiate the terms of an acquisition, finance the acquisition or integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of an acquired business could disrupt our business by diverting management away from day-to-day operations. Further, failure to successfully integrate any acquisition may cause significant operating inefficiencies and adversely affect our profitability. Consummating a merger could require us to raise additional funds through additional equity or debt financing. Additional equity financing could result in further dilution of the per share value of your stock. Additional debt financing could force us to accept contractual limitations that could harm our ability to grow.


AUDITS OF OUR GOVERNMENT CONTRACTS MAY RESULT IN REDUCTION IN REVENUES WE RECEIVE FROM THOSE CONTRACTS OR MAY RESULT IN CIVIL OR CRIMINAL PENALTIES THAT COULD HARM OUR REPUTATION.


    Federal government agencies routinely audit government contracts. These agencies review a contractor's performance on its contract, pricing practices, cost structure and compliance with applicable laws, regulations and standards. An audit could result in a substantial adjustment to our revenues because any costs found to be improperly allocated to a specific contract will not be reimbursed, while improper costs already reimbursed must be refunded. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us.


WE MAY BE LIABLE FOR PENALTIES UNDER A VARIETY OF PROCUREMENT RULES AND REGULATIONS, AND CHANGES IN GOVERNMENT REGULATIONS COULD SLOW OUR GROWTH OR REDUCE OUR PROFITABILITY.


    We must comply with and are affected by federal government regulations relating to the formation, administration and performance of government contracts. These regulations affect how we do business with our clients and may impose added costs on our business. Any failure to comply with applicable laws and regulations could result in contract termination, price or fee reductions or suspension or debarment from contracting with the federal government. Further, the federal government may reform its procurement practices or adopt new contracting methods relating to the GSA schedule or other government-wide contract vehicles. If we are unable to successfully adapt to those changes, our business could be seriously harmed.


OUR FAILURE TO ADEQUATELY PROTECT OUR CONFIDENTIAL INFORMATION AND PROPRIETARY RIGHTS MAY HARM OUR COMPETITIVE POSITION.


    While our employees execute confidentiality agreements, we cannot guarantee that this will be adequate to deter misappropriation of our confidential information. In addition, we may not be able to detect unauthorized use of our intellectual property in order to take appropriate steps to enforce our rights. If third parties infringe or misappropriate our copyrights, trademarks or other proprietary information, our competitive position could be seriously harmed. In addition, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Such claims, even if not true, could result in significant legal and other costs and may be a distraction to management.

            RISK FACTORS RELATED TO THE EGOVERNMENT SOLUTIONS MARKET


COMPETITION COULD RESULT IN PRICE REDUCTIONS, REDUCED PROFITABILITY AND LOSS OF MARKET SHARE.


    Competition in the market for eGovernment solutions is intense. If we are unable to differentiate our services from those of our competitors, our revenue growth and operating margins may decline. Many of our competitors are larger and have greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than us. Our larger competitors may be able to provide clients with additional benefits, including reduced prices. We may be unable to meet those prices, which may cause us to lose business and market share. Alternatively, we could decide to meet the lower prices, which could harm our profitability. If we fail to compete successfully, our business could be seriously harmed.

    Our current competitors include, and may in the future include, information technology services providers and large government contractors such as Accenture, American Management Systems, Inc., Booz-Allen & Hamilton, Computer Sciences Corporation, Electronic Data Systems Corporation, KPMG Consulting, Inc., PricewaterhouseCoopers LLP, Science Applications International Corporation and Unisys.

    Current and potential competitors also have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, some of our competitors may develop services that are superior to, or have greater market acceptance than, the services that we offer.


OUR BUSINESS WILL BE HARMED IF GOVERNMENT AGENCIES ARE UNWILLING TO REPLACE OR SUPPLEMENT EXPENSIVE LEGACY SYSTEMS.


    Government agencies have spent substantial resources over an extended period of time to develop computer systems and to train their personnel to use them. These agencies may be reluctant to abandon or supplement these legacy systems with Internet and other advanced technology systems because of the cost of developing them or the additional cost of re-training their personnel. Such reluctance would make it more difficult to acquire new engagements which would harm our business prospects.


OUR GROWTH WILL BE HARMED IF A VIABLE MARKET FOR EGOVERNMENT SERVICES IS NOT SUSTAINED.


    We cannot be certain that a viable government market for Internet and other advanced technology services will be sustainable. If this market is not sustained and we are unable to refocus our services on the private sector market or other in-demand technologies, our growth would be negatively affected. Although government agencies have recently increased focus on and funding for technology initiatives, we cannot be certain that these initiatives will continue in the future. Budget cutbacks or political changes could result in a change of focus or reductions in funding for technology initiatives, which, in turn, could seriously harm our revenues.

           RISK FACTORS RELATED TO THE OWNERSHIP OF OUR COMMON STOCK


OUR QUARTERLY REVENUES AND OPERATING RESULTS COULD BE VOLATILE AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.


    Our quarterly revenues and operating results may fluctuate significantly in the future. In particular, if the Federal government does not adopt a budget for its fiscal year beginning on October 1, Federal agencies may be forced to suspend our contracts due to a lack of funding. Consequently, we may realize lower revenues in the quarter ending December 31. Further, the rate at which the Federal government procures technology may be negatively affected following changes in Presidential administrations and in senior government officials. As a result, our operating results could be volatile and difficult to predict and period-to-period comparisons of our operating results may not be a good indication of our future performance.

    A significant portion of our operating expenses, such as personnel and facilities costs, are fixed in the short term. Therefore, any failure to generate revenues according to our expectations in a particular quarter could result in reduced income in the quarter. In addition, our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of our common stock.


OUR OFFICERS AND DIRECTORS WILL OWN 67.5% OF OUR STOCK AND COULD CONTROL MATTERS SUBMITTED TO STOCKHOLDERS FOR THEIR APPROVAL.



    After this offering, our directors and executive officers will beneficially own, in the aggregate, 67.5% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of PEC Solutions.



WE HAVE VARIOUS MECHANISMS IN PLACE THAT MAY PREVENT A CHANGE IN CONTROL THAT STOCKHOLDERS MAY CONSIDER FAVORABLE.


    Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of PEC Solutions that stockholders may consider favorable. Our certificate of incorporation and bylaws:

    - authorize the issuance of blank check capital stock that could be issued by our board of directors to thwart a takeover attempt;

    - classify the board of directors into staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

    - prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

    - require super-majority voting to effect amendments to provisions of our bylaws concerning the number of directors;

    -    limit who may call special meetings of stockholders;

    - prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

    - establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

    - require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

    In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting PEC Solutions from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. See "Description of Our Capital Stock--Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware General Corporation Law."

EXISTING STOCKHOLDERS CAN SELL A SUBSTANTIAL NUMBER OF THEIR SHARES IN THE PUBLIC MARKET AFTER THIS OFFERING, WHICH COULD DEPRESS OUR STOCK PRICE AND MAKE IT MORE DIFFICULT FOR US TO RAISE CAPITAL.


    Sales of a substantial number of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering could cause the market price of our common stock to fall. A decline in our stock price could impair our ability to raise capital through the sale of additional equity securities.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These forward-looking statements appear principally in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements may appear in other sections of this prospectus as well. Generally, the forward-looking statements in this prospectus use words like "anticipate," "believe," "could," "estimate," "expect," "future," "intend," "may," "opportunity," "plan," "potential," "project," "will," and similar terms.

    These forward-looking statements include statements about:

    -    our strategic plans;

    -    the future of our industry;

    -    the activities of competitors;

    -    anticipated expenses;

    -    anticipated sources of future revenues; and

    -    our need for additional funds.

    Forward-looking statements involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements in this prospectus. Many factors could cause or contribute to these differences, including the factors discussed in the section of this prospectus entitled "Risk Factors." You should carefully read this entire prospectus, particularly the section entitled "Risk Factors," before you make an investment decision.

    The forward-looking events discussed in this prospectus might not occur. Therefore, you should not place undue reliance on our forward-looking statements.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results and do not intend to do so.

                                USE OF PROCEEDS


    The net proceeds from the sale of the 3,000,000 shares of common stock offered by us will be approximately $67.3 million, based on an assumed offering price of $23.90 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of the 1,350,000 shares to be sold by the selling stockholders or the 652,500 shares to be sold by the selling stockholders if the underwriters exercise their over-allotment option.


    We plan to use the net proceeds from this offering for general corporate purposes, including for working capital, expansion of existing operations, investment in systems infrastructures and new technologies and strategic acquisitions of complementary businesses. We have no present plans, commitments, understandings or agreements to acquire any business. We cannot estimate precisely the allocation of the proceeds among these uses, and we may use some of the proceeds from this offering for other purposes. Our management will have broad discretion to allocate proceeds from this offering to uses that it believes are appropriate. We plan to invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies.

                                DIVIDEND POLICY

    Prior to our initial public offering, we declared and paid annual cash dividends on our capital stock. In January 2000 we paid dividends of $0.023 per share that accrued during 1999. We expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any further cash dividends in the foreseeable future. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial conditions and capital requirements, as well as economic and other conditions as the board of directors may deem relevant.


                        MARKET PRICE OF OUR COMMON STOCK


    Our common stock began trading on April 19, 2000 on the Nasdaq National Market under the symbol PECS. The following table sets forth for the periods indicated below the high and low closing prices for our common stock as reported on the Nasdaq National Market.


                                                              HIGH         LOW
                                                              ----       --------
YEAR ENDED DECEMBER 30, 2000
  Second Quarter............................................   $12.00     $7.06
  Third Quarter.............................................   $11.44     $4.50
  Fourth Quarter............................................   $ 8.25     $4.38

YEAR ENDED DECEMBER 31, 2001
  First Quarter.............................................   $15.13     $7.67
  Second Quarter (through June 7, 2001).....................   $24.95     $9.69



    The closing price of our common stock on June 7, 2001, as reported on the Nasdaq National Market was $23.90 per share. As of March 16, 2001, there were approximately 1,981 holders of record of our common stock. The market price for our common stock is highly volatile and fluctuates in response to a wide variety of factors. See "Risk Factors."

                                 CAPITALIZATION

    The following table sets forth our cash position and capitalization as of March 31, 2001:

    -    on an actual basis; and


    - on an as adjusted basis to give effect to the sale of 3,000,000 shares of common stock offered by us at an assumed offering price of $23.90 per share in this offering, after deducting underwriting discounts and commissions and estimated offering expenses.


    You should read this information in conjunction with our consolidated financial statements and notes thereto beginning on page F-1 of this prospectus.


                                                                 AS OF MARCH 31, 2001
                                                              ---------------------------
                                                               ACTUAL        AS ADJUSTED
                                                              --------       ------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                       AMOUNTS)
Cash and cash equivalents...................................  $12,514          $ 79,850
                                                              =======          ========
Long-term debt..............................................       --                --
                                                              -------          --------
Stockholders' equity:
  Undesignated capital stock, par value $0.01 per share,
    10,000,000 authorized...................................       --                --
  Common stock, par value $0.01 per share, 75,000,000 shares authorized (actual and as adjusted); 22,499,880 shares
    issued and outstanding (actual); 25,499,880 shares
    issued and outstanding (as adjusted)....................      225               255
  Additional paid-in capital................................   29,418            96,724
  Retained earnings.........................................   24,158            24,158
  Accumulated other comprehensive loss......................       (3)               (3)
                                                              -------          --------
    Total stockholders' equity..............................   53,798           121,134
                                                              -------          --------
      Total capitalization..................................  $53,798          $121,134
                                                              =======          ========


    This information excludes:

    - 4,674,789 shares subject to options outstanding as of May 31, 2001 at a weighted average exercise price of $2.38 per share; and

    - 2,463,180 shares reserved for issuance under our 2000 Stock Incentive Plan as of May 31, 2001, none of which we expect to grant prior to the closing of this offering; and 1,923,466 shares reserved for issuance under our Employee Stock Purchase Plan as of May 31, 2001, none of which we expect to grant prior to the closing of this offering.

    Unless otherwise noted, the information in this prospectus assumes that the over-allotment option granted to the underwriters has not been exercised.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere and incorporated by reference in this prospectus. The selected consolidated financial data as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 have been derived from our audited financial statements included elsewhere and incorporated by reference in this prospectus. The selected consolidated financial data as of December 31, 1996, 1997 and 1998 and for each of the two years in the period ended December 31, 1997 have been derived from audited financial statements not included in this prospectus. The consolidated financial data for the three-month periods ended March 31, 2000 and 2001 and as of March 31, 2001 are derived from our unaudited consolidated financial statements included elsewhere and incorporated by reference in this prospectus. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. Historical results are not necessarily indicative of future results and operating results for the three month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001.


                                                               YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------------------
                                           1996           1997           1998           1999           2000
                                       ------------   ------------   ------------   ------------   ------------
                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Revenues...........................  $    16,216    $    24,630    $    41,457    $    53,202    $    68,305
  Direct costs.......................        9,309         13,876         23,515         30,409         37,309
                                       -----------    -----------    -----------    -----------    -----------
  Gross profit (a)...................        6,907         10,754         17,942         22,793         30,996
                                       -----------    -----------    -----------    -----------    -----------
  Operating costs and expenses:
    General and administrative
      expenses.......................        3,943          6,117          9,826         11,991         17,731
    Sales and marketing expenses.....          761          1,022          1,226          1,826          2,813
    Amortization of goodwill.........           --             --             --             --            240
                                       -----------    -----------    -----------    -----------    -----------
      Total operating costs and
        expenses.....................        4,704          7,139         11,052         13,817         20,784
                                       -----------    -----------    -----------    -----------    -----------
  Operating income...................        2,203          3,615          6,891          8,975         10,211
  Other income, net..................          125            135            199            259          1,915
                                       -----------    -----------    -----------    -----------    -----------
  Income before income taxes.........        2,328          3,750          7,089          9,235         12,126
  Provision for income taxes.........          876          1,445          2,634          3,595          4,854
                                       -----------    -----------    -----------    -----------    -----------
  Net income.........................  $     1,452    $     2,305    $     4,455    $     5,639    $     7,272
                                       ===========    ===========    ===========    ===========    ===========
  Earnings per share, basic..........  $      0.08    $      0.13    $      0.26    $      0.33    $      0.34
                                       ===========    ===========    ===========    ===========    ===========
  Earnings per share, diluted........  $      0.07    $      0.10    $      0.20    $      0.24    $      0.30
                                       ===========    ===========    ===========    ===========    ===========
  Number of shares used in computing
    earnings per share, basic........   17,736,040     17,835,464     17,204,352     17,074,536     21,112,760
  Number of shares used in computing
    earnings per share, diluted......   20,647,720     22,015,814     22,306,044     23,457,756     23,896,975
  Cash dividends declared per common
    share............................  $     0.015    $     0.017    $     0.020    $     0.023    $        --

                                           THREE MONTHS ENDED
                                                MARCH 31,
                                       ---------------------------
                                           2000           2001
                                       ------------   ------------
                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Revenues...........................  $    15,582    $    21,920
  Direct costs.......................        8,903         11,798
                                       -----------    -----------
  Gross profit (a)...................        6,679         10,122
                                       -----------    -----------
  Operating costs and expenses:
    General and administrative
      expenses.......................        3,941          5,368
    Sales and marketing expenses.....          540            895
    Amortization of goodwill.........           --            180
                                       -----------    -----------
      Total operating costs and
        expenses.....................        4,481          6,443
                                       -----------    -----------
  Operating income...................        2,198          3,679
  Other income, net..................          115            468
                                       -----------    -----------
  Income before income taxes.........        2,313          4,147
  Provision for income taxes.........          900          1,709
                                       -----------    -----------
  Net income.........................  $     1,413    $     2,438
                                       ===========    ===========
  Earnings per share, basic..........  $      0.08    $      0.11
                                       ===========    ===========
  Earnings per share, diluted........  $      0.06    $      0.10
                                       ===========    ===========
  Number of shares used in computing
    earnings per share, basic........   18,257,334     22,472,154
  Number of shares used in computing
    earnings per share, diluted......   23,441,589     25,536,269
  Cash dividends declared per common
    share............................  $        --    $        --


----------------------------------
(a) Gross profit represents revenues less direct costs, which consist of direct personnel time charges and related fringe benefits and other direct costs chargeable to contracts.

                                                        AS OF DECEMBER 31,
                             ------------------------------------------------------------------------             AS OF
                                 1996           1997           1998           1999           2000            MARCH 31, 2001
                             ------------   ------------   ------------   ------------   ------------   -------------------------
                                                          (IN THOUSANDS)                                       (UNAUDITED)
CONSOLIDATED BALANCE SHEET
  DATA:
  Cash and cash
    equivalents............  $     1,708    $     4,520    $     5,367    $     7,891    $    14,656           $    12,514
  Working capital..........        4,504          6,762          9,309         13,311         43,182                46,501
  Total assets.............        7,743         13,931         18,271         24,400         61,400                65,681
  Long-term debt...........           --             --             --             --             --                    --
  Total long-term
    liabilities............           --             --            105            281            955                 1,080
  Stockholders' equity.....        6,011          7,962         10,677         15,283         50,700                53,798

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING SECTION SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED CONSOLIDATED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO HISTORICAL INFORMATION, THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM MANAGEMENT'S EXPECTATIONS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS."

OVERVIEW

    PEC Solutions is a technology solutions provider that enables government to harness the power of the Internet and other advanced technologies to improve organizational performance. We specialize in web-enabling Government, by migrating legacy computer systems and paper intensive processes into integrated eGovernment solutions that reduce the time and complexity required to access and act on information. As a total solutions provider, we address the full technology lifecycle, including formulating technology strategies, creating business solutions, and performing long-term operational management and continuing enhancement of the solutions we develop.

    We derive substantially all of our revenues from fees for consulting services. We generate these fees from contracts with various payment arrangements, including time and materials contracts, fixed-price contracts and cost-reimbursable contracts. During the three months ended March 31, 2001, revenues from these contract types were approximately 77%, 12% and 11%, respectively, of total revenues. During 2000, revenues from these contract types were approximately 66%, 22% and 12%, respectively, of total revenues. We typically issue invoices monthly to manage outstanding accounts receivable balances. We recognize revenues on time and materials contracts as the services are provided. We recognize revenues on fixed-price contracts using the percentage of completion method as services are performed over the life of the contract, based on the costs we incur in relation to the total estimated costs. We recognize and make provisions for any anticipated contract losses at the time we know and can estimate them. We recognize revenues on cost-reimbursable contracts as services are provided. These revenues are equal to the costs incurred in providing these services plus a proportionate amount of the fee earned. We have historically recovered all of our costs on cost-reimbursable contracts, which means we have lower risk and our margins are lower on these contracts.

    Our historical revenue growth is attributable to various factors, including an increase in the size and number of projects for existing and new clients. Existing clients from the previous year generated approximately 80% of our revenues in the three months ended March 31 2001. Existing clients from the previous year generated approximately 92% of our revenues in 2000, approximately 96% of our revenues in 1999 and approximately 95% of our revenues in 1998.

    In the three months ended March 31, 2001, we derived approximately 36% of our revenues through relationships with prime contractors, who contract directly with the end-client and subcontract with us. In 2000, we derived approximately 32% of our revenue through relationships with prime contractors. In most of these engagements, we retain full responsibility for the end-client relationship and direct and manage the activities of our contract staff.

    Our most significant expense is direct costs, which consist primarily of project personnel salaries and benefits, and direct expenses incurred to complete projects. Our direct costs as a percentage of revenues are also related to the utilization rate of our consulting personnel. We manage utilization by frequently monitoring project requirements and timetables. The number of consulting personnel assigned to a project will vary according to the size, complexity, duration and demands of the project.

    General and administrative expenses consist primarily of costs associated with our executive management, finance and administrative groups, human resources, unassigned consulting personnel, personnel training, occupancy costs, depreciation and amortization, travel and all other branch and corporate costs.

    Sales and marketing expenses include the costs of sales and marketing personnel and costs associated with marketing and bidding on future projects.

    Other income consists primarily of interest income earned on our cash, cash equivalents and marketable securities.

    Our funded backlog at March 31, 2001, was approximately $40 million dollars as compared with $24 million as of March 31, 2000. Our contracts typically are funded incrementally, and therefore the funded backlog only represents the value of the portion of the contract currently being performed. Our average contract/task performance period runs between six to twelve months. Our backlog is typically subject to large variations from quarter to quarter as existing contracts/tasks are renewed or new contracts are awarded. Additionally, all federal government contracts, whether or not funded, may be terminated at the discretion of the government.

RESULTS OF OPERATIONS

    The following table sets forth certain items in our statement of operations as a percentage of revenues for the periods indicated.

                                                                                                         THREE
                                                                                                         MONTHS
                                                                    YEAR ENDED                           ENDED
                                                                   DECEMBER 31,                        MARCH 31,
                                                       ------------------------------------      ----------------------
                                                         1998          1999          2000          2000          2001
                                                       --------      --------      --------      --------      --------
Revenues.............................................   100.0%        100.0%        100.0%        100.0%        100.0%
Direct costs.........................................    56.7          57.2          54.6          57.1          53.8
                                                        -----         -----         -----         -----         -----
  Gross profit (a)...................................    43.3          42.8          45.4          42.9          46.2
Operating costs and expenses:
  General and administrative expenses................    23.7          22.5          26.0          25.3          24.5
  Sales and marketing expenses.......................     3.0           3.4           4.1           3.5           4.1
  Amortization of goodwill...........................      --            --           0.4            --           0.8
                                                        -----         -----         -----         -----         -----
    Total operating costs and expenses...............    26.7          26.0          30.5          28.8          29.4
                                                        -----         -----         -----         -----         -----
Operating income.....................................    16.6          16.9          14.9          14.1          16.8
Other income, net....................................     0.5           0.5           2.8           0.8           2.1
                                                        -----         -----         -----         -----         -----
Income before income taxes...........................    17.1          17.4          17.7          14.9          18.9
Provision for income taxes...........................     6.4           6.8           7.1           5.8           7.8
                                                        -----         -----         -----         -----         -----
Net income...........................................    10.7%         10.6%         10.6%          9.1%         11.1%
                                                        =====         =====         =====         =====         =====

------------------------

(a) Gross profit represents revenues less direct costs, which consist primarily of project personnel salaries and benefits and direct expenses incurred to complete projects.

THREE MONTHS ENDED MARCH 31, 2001 COMPARED WITH THE THREE MONTHS ENDED
  MARCH 31, 2000

    REVENUES. Revenues increased 40.7% to $21.9 million for the three months ended March 31, 2001 from $15.6 million for the three months ended March 31, 2000. This increase primarily reflects an increase in the volume of services to existing clients and services to new clients, which represents approximately 20% of revenues. Individual tasks from our clients averaged six to twelve months in length and were typically replaced with new tasking from them as prior ones were completed.

    DIRECT COSTS. Direct costs increased 32.5% to $11.8 million for the three months ended March 31, 2001 from $8.9 million for the three months ended
March 31, 2000. This increase was due primarily to an increase in project personnel to 627 as of March 31, 2001 as compared to 384 as of March 31, 2000. Direct costs decreased as a percentage of revenues for the period ended
March 31, 2001, to 53.8% as compared to 57.1% in the same period last year, due to normal fluctuations in labor and other direct costs.

    GROSS PROFIT. Gross profit increased 51.5% to $10.1 million for the three months ended March 31, 2001 from $6.7 million for the three months ended
March 31, 2000. Gross profit as a percentage of revenues increased to 46.2% in the three months ended March 31, 2001 from 42.9% in the three months ended March 31, 2000, as direct costs grew at a slower rate than revenues due to normal fluctuations in labor and other direct costs.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 36.2% to $5.4 million for the three months ended March 31, 2001 from $3.9 million for the three months ended March 31, 2000. Facility costs increased in the current quarter over last year due to the opening of new offices in Fairfax, Virginia. Our total general and administrative headcount increased to 81 employees as of March 31, 2001 compared to 53 employees as of March 31, 2000, consistent with our plans.

    SALES AND MARKETING. Sales and marketing expenses increased 65.6% to $0.9 million in the three months ended March 31, 2001 from $0.5 million in the three months ended March 31, 2000. This increase was due to an increase in our marketing efforts.

    AMORTIZATION OF GOODWILL. In the three months ended March 31, 2001, we incurred $0.2 million of amortization expense related to the $3.6 million of goodwill we recorded in connection with the acquisition of Viking.

    OPERATING INCOME. Operating income increased 67.4% to $3.7 million in the three months ended March 31, 2001 from $2.2 million in the three months ended March 31, 2000. This increase was due primarily to increased revenues and decreased costs as a percentage of revenues.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    REVENUES. Revenues increased 28.4% to $68.3 million for 2000 from $53.2 million for 1999. This increase primarily reflects increases in the amount of services to existing clients. Individual tasks from our clients averaged six to twelve months in length and were typically replaced with new tasking from them as prior ones were completed.

    DIRECT COST. Direct costs increased 22.7% to $37.3 million for 2000 from $30.4 million for 1999. This increase was due primarily to an increase in project personnel to 513 as of December 31, 2000, as compared to 382 as of December 31, 1999. As a service provider, our direct costs increase in conjunction with our increased revenues. Direct costs decreased as a percentage of revenues to 54.6% for 2000, from 57.2% for 1999. The decrease was principally related to normal fluctuations in labor and other direct costs.

    GROSS PROFIT. Gross profit increased 36.0% to $31.0 million for 2000 from $22.8 million for 1999. Gross profit as a percentage of revenues increased to 45.4% for 2000 from 42.8% for 1999 because revenues grew at a faster rate than direct costs. This increase was principally related to normal fluctuations in labor and other direct costs.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 47.9% to $17.7 million for 2000 from $12.0 million for 1999. These costs, such as rent and other facility costs, recruiting expenses and depreciation of equipment purchased, were related to the increase in project personnel. Facilities costs increased for 2000 due to the opening of our new offices in Fairfax, Virginia. Our total general and administrative headcount increased to 75 employees as of December 31, 2000, compared to 47 employees as of December 31, 1999, consistent with our plans.

    SALES AND MARKETING. Sales and marketing expenses increased 54.1% to $2.8 million in 2000 from $1.8 million in 1999. This increase was due to an increase in our marketing efforts.

    AMORTIZATION OF GOODWILL. For the year ended December 31, 2000, we incurred $0.2 million of amortization expense related to the $3.6 million of goodwill we recorded in connection with the acquisition of Viking.

    OPERATING INCOME. Operating income increased 13.8% to $10.2 million for 2000 from $9.0 million for 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

    REVENUES. Revenues increased 28.3% to $53.2 million for 1999 from $41.5 million for 1998. This increase primarily reflects an increase in the amount of services to existing clients. Individual tasks from our clients averaged six to twelve months in length and were typically replaced with new tasking from them as prior ones were completed.

    DIRECT COSTS. Direct costs increased 29.3% to $30.4 million for 1999 from $23.5 million for 1998. This increase was due primarily to an increase in project personnel to 382 as of December 31, 1999, as compared to 312 as of December 31, 1998. As a service provider, our direct costs increase in conjunction with our increased revenues. Direct costs increased as a percentage of revenue to 57.2% for 1999 from 56.7% in 1998. The increase was principally related to normal fluctuations in labor and other direct costs.

    GROSS PROFIT. Gross profit increased 27.0% to $22.8 million for 1999 from $17.9 million in 1998. Gross profit as a percentage of revenues decreased to 42.8% for 1999 from 43.3% in 1998 because direct costs grew at a faster rate than revenues. This resulted from normal fluctuations in labor and other direct costs.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 22.0% to $12.0 million in 1999 from $9.8 million for 1998. These expenses grew at a rate less than the growth rate in revenue and direct costs. These costs, such as rent and other facility costs, recruiting expenses and depreciation of equipment purchased, were related to the increase in project personnel. Our total general and administrative headcount increased to 47 employees as of December 31, 1999 compared to 34 employees as of December 31, 1998. Facilities costs also increased for 1999 due to the opening of our new offices in Fairfax, Virginia, Baltimore, Maryland and Denver, Colorado.

    SALES AND MARKETING. Sales and marketing expenses increased 48.9% to $1.8 million in 1999 from $1.2 million in 1998. This increase was due to an increase in our marketing staff and our marketing efforts.

    OPERATING INCOME. Operating income increased 30.3% to $9.0 million for 1999 from $6.9 million for 1998.

QUARTERLY RESULTS OF OPERATIONS

    The following table set forth certain quarterly data for the eight quarters ended March 31, 2001. This quarterly information is unaudited, has been prepared on the same basis as the annual consolidated financial statements, and, in our opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the information for the periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                                           QUARTER ENDED
                                  -----------------------------------------------------------------------------------------------
                                  JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,
                                    1999         1999        1999        2000        2000         2000        2000        2001
                                  ---------   ----------   ---------   ---------   ---------   ----------   ---------   ---------
                                                                          (IN THOUSANDS)
Revenues........................   $13,386     $13,394      $14,609     $15,582     $16,614     $17,695      $18,414     $21,920
Direct costs....................     7,462       7,618        8,340       8,903       9,027       9,337       10,042      11,798
                                   -------     -------      -------     -------     -------     -------      -------     -------
Gross profit(1).................     5,924       5,776        6,269       6,679       7,587       8,358        8,372      10,122
                                   -------     -------      -------     -------     -------     -------      -------     -------
Operating costs and expenses:
  General and administrative
    expenses....................     3,143       2,759        3,195       3,941       4,640       4,271        4,880       5,368
  Sales and marketing
    expenses....................       432         549          370         540         594         940          739         895
  Amortization of goodwill......        --          --           --          --          --          76          164         180
                                   -------     -------      -------     -------     -------     -------      -------     -------
    Total operating costs and
      expenses..................     3,575       3,308        3,565       4,481       5,234       5,287        5,783       6,443
                                   -------     -------      -------     -------     -------     -------      -------     -------
Operating income................     2,349       2,468        2,704       2,198       2,353       3,071        2,589       3,679
Other income, net...............        31          63          118         115         473         663          664         468
                                   -------     -------      -------     -------     -------     -------      -------     -------
Income before income taxes......     2,380       2,531        2,822       2,313       2,826       3,734        3,253       4,147
Provision for income taxes......       905         962        1,158         900       1,082       1,472        1,399       1,709
                                   -------     -------      -------     -------     -------     -------      -------     -------
Net income......................   $ 1,475     $ 1,569      $ 1,664     $ 1,413     $ 1,744     $ 2,262      $ 1,854     $ 2,438
                                   =======     =======      =======     =======     =======     =======      =======     =======

                                                                    AS A PERCENTAGE OF REVENUES
                                  -----------------------------------------------------------------------------------------------
Revenues........................     100.0%      100.0%       100.0%      100.0%      100.0%      100.0%       100.0%      100.0%
Direct costs....................      55.7        56.9         57.1        57.1        54.3        52.8         54.5        53.8
                                   -------     -------      -------     -------     -------     -------      -------     -------
Gross profit(1).................      44.3        43.1         42.9        42.9        45.7        47.2         45.5        46.2
                                   -------     -------      -------     -------     -------     -------      -------     -------
Operating costs and expenses:
  General and administrative
    expenses....................      23.5        20.6         21.9        25.3        27.9        24.1         26.5        24.5
  Sales and marketing
    expenses....................       3.2         4.1          2.5         3.5         3.6         5.3          4.0         4.1
  Amortization of goodwill......        --          --           --          --          --         0.4          0.9         0.8
                                   -------     -------      -------     -------     -------     -------      -------     -------
    Total operating costs and
      expenses..................      26.7        24.7         24.4        28.8        31.5        29.9         31.4        29.4
                                   -------     -------      -------     -------     -------     -------      -------     -------
Operating income................      17.6        18.4         18.5        14.1        14.2        17.4         14.1        16.8
Other income, net...............       0.2         0.5          0.8         0.8         2.8         3.7          3.6         2.1
                                   -------     -------      -------     -------     -------     -------      -------     -------
Income before income taxes......      17.8        18.9         19.3        14.9        17.0        21.1         17.7        18.9
Provision for income taxes......       6.8         7.2          7.9         5.8         6.5         8.3          7.6         7.8
                                   -------     -------      -------     -------     -------     -------      -------     -------
Net income......................      11.0%       11.7%        11.4%        9.1%       10.5%       12.8%        10.1%       11.1%
                                   =======     =======      =======     =======     =======     =======      =======     =======

------------------------------
(1) Gross profit represents revenues less direct costs, which consist of direct personnel time charges and related fringe benefits, and other direct costs chargeable to contracts.

    Our revenues and operating results may be subject to significant variation from quarter to quarter depending on a number of factors, including the progress of contracts, revenues earned on contracts, the number of billable days in a quarter, the timing of the pass-through of other direct costs, the commencement and completion of contracts during any particular quarter, the schedule of the government agencies for awarding contracts, the term of each contract that we have been awarded and general economic conditions. Because a significant portion of our expenses, such as personnel and facilities costs, are fixed in the short term, successful contract performance and variation in the volume of activity as well as in the number of contracts commenced or completed during any quarter may cause significant variations in operating results from quarter to quarter.

    The federal government's fiscal year ends September 30. If a budget for the next fiscal year has not been approved by that date, our clients may have to suspend engagements that we are working on until a budget has been approved. Such suspensions may cause us to realize lower revenues in the fourth quarter of the year. Further, a change in Presidential administrations and in senior government officials may affect the rate at which the federal government purchases technology, although we have not seen an impact with the current change in administration.

    As a result of the factors above, period to period comparisons of our revenues and operating results may not be meaningful. You should not rely on these comparisons as indicators of future performance as no assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on our operating results and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

    We fund our operations primarily through cash generated from operations. Net cash used by operating activities was $0.9 million for the three months ended March 31, 2001. Cash used by operating activities was primarily from net income, adjusted for working capital changes, principally an increase in accounts receivable.

    Net cash used by investing activities was $1.4 million for the three months ended March 31, 2001 and $24.6 million for 2000. We purchased $0.2 million of property and equipment and $1.0 million of short-term investments and incurred $0.2 million for capitalized software development costs during the three months ended March 31, 2001. In 2000, we purchased $1.6 million of property and equipment and $21.0 million of short-term investments and invested $0.2 million in capitalized software. We also purchased Viking for $2.0 million in cash plus approximately $0.1 million in acquisition costs. We received approximately
$0.3 million in cash which Viking had at the time of the transaction.


    Net cash provided by financing activities was $0.2 million from the sale of common stock to employees upon the exercise of their stock options for the three months ended March 31, 2001. Net cash provided by financing activities was $25.0 million during 2000. During 2000 we sold $28.5 million of common stock, of which $0.6 million was pursuant to the exercise of employee stock options, and incurred $0.9 million of associated costs in our IPO. We paid off approximately $2.1 million of debt which we assumed in the acquisition of Viking.


    Although dividends have been paid in prior years, including $0.4 million in January 2000, which were accrued at December 31, 1999, we expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

    We believe that our current cash position is adequate for our short-term and long-term working capital and capital expenditure needs.

    We maintained a $2.7 million line of credit with Bank of America, bearing interest at the bank's prime rate, which expired on April 30, 2001. We are currently renegotiating the renewal of our line of credit. As of March 31, 2001, we had no borrowings outstanding under the line of credit. As of May 31, 2001, we have outstanding $1.3 million in letters of credit in lieu of rent deposits.

    Under some of our fixed-price contracts, we receive advance payments for work to be performed in future months. If we do not perform the work, the unearned portion of these advances will be returned to our clients. At
March 31, 2001 our days sales outstanding (DSOs) were approximately 86 days. This level was slightly higher than historical levels. However, after receiving two payments during the first week of April, DSOs returned to historical levels.

RECENT ACCOUNTING PRONOUNCEMENTS


    None Applicable.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    We invest our cash in a variety of financial instruments, including U.S. Treasury and Agency obligations, money market instruments of domestic and foreign issuers denominated in U.S. dollars of commercial paper, bankers' acceptances, certificates of deposit, euro-dollar time deposits and variable rate issues, corporate note and bonds, asset-backed securities, repurchase agreements, municipal notes and bonds and auction rate preferred securities.

    Investments in both fixed and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted because of a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations because of changes in interest rates or we may suffer losses in principal if forced to sell securities which have seen a decline in market value because of changes in interest rates.

    Our investments are made in accordance with an investment policy approved by the Board of Directors. Under this policy, no investment securities can have maturities exceeding one year and the average duration of the portfolio cannot exceed six months.

                                    BUSINESS

OVERVIEW


    PEC Solutions is a technology solutions provider that enables government to harness the power of the Internet and other advanced technologies to improve organizational performance. We specialize in web-enabling Government, by migrating legacy computer systems and paper intensive processes into integrated eGovernment solutions that reduce the time and complexity required to access and act on information. As a total solutions provider, we address the full technology lifecycle, including formulating technology strategies, creating business solutions, and performing long-term operational management and continuing enhancement of the solutions we develop.


    Since 1985, our clients have included every cabinet-level department of the federal government as well as numerous additional entities at the federal, state and local levels. This group includes a cross-section of civil, law enforcement, intelligence and judicial government organizations. Our largest clients include the Navy/Marine Corps Intranet Program, the Drug Enforcement Administration, the Immigration and Naturalization Service, the Veterans Benefits Administration, the Internal Revenue Service, the Federal Judiciary, and the intelligence community.

INDUSTRY BACKGROUND

    The emergence and adoption of the Internet as a means of gathering, communicating and managing information continues to open up new opportunities for government organizations to dramatically improve productivity and effectiveness. Government has emerged in recent years as one of the leading purchasers of Internet and other advanced information technology solutions. With respect to technology services, International Data Corporation estimates that government spending will increase from $12.6 billion in 1999 to $20.8 billion in 2004. Government spending on Internet professional technology services alone is expected to grow at approximately a 39% compound annual growth rate, from $0.6 billion in 1999 to $3.1 billion in 2004.

    GOVERNMENT REFORM IS DRIVING GROWTH IN ADVANCED TECHNOLOGY SPENDING

    We believe that political pressures and budgetary constraints are forcing government agencies at all levels to improve their processes and services and to operate more like commercial enterprises. Organizations throughout the federal, state and local governments are investing heavily in information technology to improve effectiveness, enhance productivity and extend new services in order to deliver increasingly responsive and cost-effective public services. We believe that Internet technologies provide an ideal solution to meet government's needs.

    Recent changes in federal government contract procurement and compliance regulations have streamlined the government's buying practices, resulting in a more commercial approach to the procurement and management of technologies and services. As a result, procurement lead times have decreased and government buyers now have greater flexibility to purchase services on the basis of a service provider's distinct capabilities and successful past performance. Federal government entities now are able to award contracts based on factors other than price alone, if they judge that the government would receive a greater value. In addition, the General Services Administration's extension of basic government-wide contract vehicles for procuring technology components and services, the GSA Schedules, makes purchasing technology services easier and faster. Federal government buyers can now order services directly from pre-approved providers instead of using a time-consuming bid solicitation process. We believe that these changes have improved our ability to successfully pursue business in the government market. There are currently no proposed changes to government procurement regulations that we believe will materially affect our business in the immediate future.

    GOVERNMENT'S NEED TO OUTSOURCE TECHNOLOGY PROGRAMS

    Government organizations rely heavily on outside contractors to provide skilled resources to accomplish technology programs. We believe that this reliance will continue to intensify due to political and budgetary pressures in many government agencies and due to the difficulties government faces in recruiting and retaining highly skilled technology professionals in a competitive labor market. In concert with its transition to more commercial practices, government is increasingly outsourcing technology programs as a means of simplifying the implementation and management of the technology, so that government workers can focus on their mission.

    TECHNOLOGY SERVICES PROVIDERS IN THE GOVERNMENT SECTOR

    Engagements in the government market can be broadly classified into four categories based on the type of services provided. Many companies provide a mix of services across these categories.

    First, at the low end, providing information technology staff augmentation at low hourly rates typically involves placing staff in client facilities. These engagements typically exhibit low operating margins and slow growth.

    Second, large-scale systems integration and outsourcing engagements typically involve assuming responsibility for acquiring, assembling and operating large inventories of equipment and software. Major portions of these engagements involve reselling commodity technologies at highly competitive fixed unit prices. These engagements typically exhibit moderate growth, but low operating margins.

    Third, large-scale systems development engagements involve providing full-service solutions that combine hardware, software development, system engineering and operations. These engagements typically exhibit moderate growth and operating margins.

    Fourth, at the high end, engagements involving high-value management consulting and development and integration of complex systems in core mission areas use specialized or rapidly evolving technologies such as the Internet and advanced security. These engagements typically exhibit strong growth and operating margins.

    CHALLENGES IN THE GOVERNMENT TECHNOLOGY SERVICES SECTOR

    Technology services providers face a unique combination of challenges when providing services to the government. These include:

    - substantial government investments in legacy systems that are not readily adaptable to evolving technologies;

    - extremely large volumes of data collected and retained in government databases;

    - large and widely dispersed workforces, often consisting of tens of thousands of knowledge workers located in hundreds of sites throughout the United States and the world;

    - heightened security concerns due to the need to protect individual privacy and extraordinarily sensitive information; and

    - complex management needs that require a combination of strategic planning capabilities, government domain expertise, public sector procurement savvy and cutting-edge technology skills.

OUR SOLUTION

    We are a technology solutions provider that addresses the needs and particular challenges of the evolving government market by combining the following key elements in our eGovernment solutions:

    TOTAL SOLUTIONS PROVIDER CAPABILITIES

    As a total solutions provider, we address the full technology lifecycle through our deep technical capabilities and extensive government domain knowledge. We possess a wide range of the specialized skills needed for eGovernment engagements including: strategic technology consulting; program management; system architectural design; network engineering; applications development; and systems integration, deployment and operational support. We relieve our clients of the details of the application and management of technologies so they can focus on their core competencies and mission. Our mission-critical solutions integrate an organization's back-office processes and legacy systems with customized applications, and enhance the interoperability and accessibility of critical enterprise data.

    EXTENSIVE GOVERNMENT DOMAIN EXPERIENCE

    Our founders, who have worked together for 23 years in the government marketplace, have substantial technical and management backgrounds. Our management maintains close working relationships with our clients and an active role in our projects, resulting in consistent contract performance and broad market recognition of our managers. Our consulting staff is knowledgeable in government sector technology management policy, acquisition strategy, business process re-engineering and best-value procurement methods.

    DEEP TECHNOLOGY EXPERTISE

    We have expertise in the critical underlying infrastructure technologies necessary to support fully web-based enterprises, including security, intranets, applications development, enterprise management and wireless applications. We have direct experience with the legacy automation architectures found in government agencies, allowing us to craft solutions that take advantage of the substantial investments our clients have in legacy systems. Our employees have experience in emerging technologies and web-enabling tools from vendors such as Microsoft, Netscape, Oracle, Cisco, IBM/Lotus, IBM/Tivoli and Entrust.

    REUSABLE SOLUTION SETS

    We develop reusable solution sets that can be reapplied to requirements commonly encountered in our markets. We develop the software code and components comprising these reusable solution sets based on our government domain expertise. These solutions enable us to give our clients the benefit of our knowledge and experience in addressing complex mission challenges and to develop and implement eGovernment solutions more quickly and efficiently. We focus our efforts on customizing solutions to meet our clients' specific needs and to deliver reliable solutions based on components that have been tested and perfected through repeated use.

    THE PEC PHILOSOPHY--FLEXIBILITY AND OBJECTIVITY

    We retain the maximum possible flexibility in the systems and components that we use in our solutions by maintaining both strong established product credentials and substantial hands-on experience with emerging products. We focus on providing strategic and high-end technical service contributions to large programs, while assisting our clients to assemble, contract with and manage the vendors of commodity program elements. By remaining independent of specific vendors, we are able to work with providers that best serve the interests of our clients.

OUR STRATEGY

    Our objective is to continue to grow by capitalizing on our leadership position in the eGovernment solutions market. Our strategies for obtaining this objective include:

    MAINTAIN OUR TECHNOLOGY LEADERSHIP POSITION

    We will continue to focus on high-end engagements that require specialized knowledge of emerging technologies. We intend to maintain our technology leadership by recruiting employees who will add to our inventory of technology skills and by refining the skills and capabilities of our existing staff through training, certification and hands-on laboratory experimentation. We also intend to work closely with our technology partners to share expertise and innovations and to stay well ahead of competitors in the practical aspects of applying and integrating emerging technologies.

    INCREASE FEDERAL GOVERNMENT MARKET PENETRATION

    We intend to capitalize on our long-term relationships with government clients and our reputation within the government market to cross-sell our full range of services to our existing client base and to expand into organizations in the federal government for which we have not already performed services. We intend to pursue these opportunities through a continued active sales and marketing effort and by continuing to promote the success stories stemming from our aggressive application of eGovernment solutions. We also intend to leverage our relationships with our technology providers and their sales resources to obtain new federal government clients and actively extend our partnering relationships with large-scale government integrators to extend the range and duration of our engagements.

    ENHANCE THE PEC SOLUTIONS BRAND AND CULTURE

    We have an aggressive program to build the identity and awareness of the PEC Solutions brand in order to improve our visibility in the marketplace and to attract the best and brightest employees. We intend to continue to actively promote our distinctive corporate position in the marketplace and increase the awareness of our extensive experience in the application of advanced technologies. We intend to hire and retain outstanding professionals, provide incentives to achieve corporate goals and maintain a culture that fosters innovation. We will continue to emphasize professional development and training of our employees. We will maintain an active internal communications program to promote a team culture and foster high employee morale. We will also continue to emphasize our corporate technology infrastructure to facilitate the sharing of knowledge among our employees.

    EXPAND OUR PRESENCE IN STATE AND LOCAL GOVERNMENT AND SELECTED COMMERCIAL
     MARKETS

    We intend to continue leveraging our domain expertise and deep technology skills for providing services to state and local governments. We also intend to expand our business of web-enabling private sector organizations that operate in highly regulated industries and that have significant interactions with the government agencies with which we work. We believe our existing solution sets, such as case management systems, criminal suspect booking stations, and land and financial records automation, are applicable to projects at the state and local level, as well as at private sector organizations.

    CONTINUE A DISCIPLINED ACQUISITION PROGRAM

    We plan to broaden our capabilities and client base and extend our geographic presence in state and local government markets by acquiring additional businesses. Acquired businesses, such as Viking Technology, which we acquired in August 2000, will perform similar technical work for organizations outside our current client base, support solution sets that are consistent with and extend our web-enabling strategy, address new vertical government markets or be located in geographic areas strategic to significant state and local governments and programs.

OUR SERVICES

    As a provider of eGovernment solutions, we offer a variety of services across the full technology lifecycle. These services include:

    STRATEGY AND DESIGN

    We help clients develop the operational vision for integrated mission solutions, and formulate the business and execution plans for realizing imaginative, integrated and aggressive technology solutions. We develop sophisticated enterprise architectures--the technology blueprints and systematic guidance that allow enterprises to incrementally develop, migrate to and operate large-scale systems. By re-engineering government processes, we move organizations to an eGovernment environment. We perform economic analyses to weigh the costs of technology investment against the operational benefits expected from such technology implementation. We provide support to organizations that are executing programs to privatize large-scale information systems operations, or are undertaking far-reaching changes in their business models, such as migrating from appropriated to fee-for-service financial models.

    SOLUTIONS DEVELOPMENT AND IMPLEMENTATION

    We develop, engineer and integrate computer hardware, commercial software, reusable solution sets, custom-built applications and networks to create integrated business solutions for our clients. Our emphasis on Internet technology allows us to combine leading-edge technologies with disciplined and effective system development methodologies. Our methods are designed to ensure that the technology fits with business processes and that users realize process improvement. We distinguish ourselves by addressing the core technical and business challenges in migrating large government enterprises to integrated eGovernment solutions. We build:

    - INTEGRATED MISSION APPLICATIONS. We integrate complex back-office business applications and legacy systems with customized mission applications using the information-sharing capabilities of open architectures. We also design, develop and install complex custom application systems that implement knowledge management repositories and tera-byte data warehousing systems, allowing government agencies to mine the vast storehouses of records that they collect and maintain.

    - LARGE-SCALE INTRANET INFRASTRUCTURES. We deploy and manage complex international network infrastructures: intranets and extranets that deliver the performance, reliability and flexibility needed to support the diverse needs of web-enabled organizations with thousands of widely dispersed knowledge workers.

    - LEADING-EDGE AUTHENTICATION AND ENCRYPTION SECURITY APPLICATIONS. We apply advanced security technologies such as: public key infrastructure to manage data encryption systems; biometric authentication to identify individuals by their physical characteristics; and strong encryption to protect sensitive information in highly decentralized systems against unauthorized access and compromised integrity.

    - AUTOMATED ENTERPRISE MANAGEMENT SYSTEMS. We develop and deploy processes and automated tools for our clients to centrally manage and operate complex global networks of workstations and servers at reduced cost.

    ONGOING SYSTEMS MANAGEMENT AND ENHANCEMENT

    We provide long-term, ongoing support for our solutions including the operation, management and enhancement actions necessary to keep solutions up-to-date with evolving business processes and technologies. We use sophisticated tools to reduce the burden and costs of maintaining large complex intranets, and to enhance whole systems without the need to deploy engineers and field service technicians to the operating locations of an enterprise. We operate highly automated enterprise technology management processes that support integration, configuration management, software distribution and user support, and allow clients to outsource the responsibilities for maintaining their technology infrastructures and applications. The results are reduced operating costs for our clients and improved performance and reliability.

OUR CLIENTS

    Since January 1, 2000, we generated significant revenue from each of the following departments or agencies, either directly or through subcontracting relationships:


Bureau of Alcohol, Tobacco & Firearms  Fairfax County, Virginia
Census Bureau                          Federal Judiciary
Defense Medical Service                Health Care Financing Administration
Department of Agriculture              Immigration & Naturalization Service
Department of Interior                 Internal Revenue Service
Department of Transportation           Justice Management Division
Department of Veterans Affairs         Navy/Marine Corps Intranet Program
Drug Enforcement Administration

    We consider each office or division within an agency or department which directly, or through a prime contractor, engages us, as a separate client. Although contained within a larger organization, each of these clients has decision-making and contracting authority independent of the larger organization and other offices or divisions.


    Our top five clients in 2000 represented approximately 41% of our revenues and our top ten clients represented approximately 61% of revenues. Our work for the DEA Special Projects Division accounted for 15% of our revenues during 2000. Our top five clients in the three months ended March 31, 2001 represented approximately 54% of our revenues and our top ten clients represented 69% of our revenues. Our work for EDS and the DEA Special Projects Division accounted for 17% and 13% respectively of our revenues during the three months ended
March 31, 2001.


    We derived approximately 32% of our revenues in 2000, and 36% in the three months ended March 31, 2001, through relationships with prime contractors, who contract directly with the end-client and subcontract with us. In most of these engagements, we retain full responsibility for the end-client relationship with respect to the portions of the engagement subcontracted to us and direct and manage the activities of our staff.

    Our work for the DEA Special Projects Division accounted for 14% of our revenues in 1999. Our work for the DEA Special Projects Division accounted for approximately 16% of our revenues in 1998.

REPRESENTATIVE CLIENT SOLUTIONS

    The following are representative case studies of our eGovernment solutions:

NAVY MARINE CORPS INTRANET ("NMCI")

Challenge:                       Modernize, integrate, and reduce the cost of operations for the computer systems that support 300 Navy and Marine bases throughout the continental United States.

Solution:                        As a part of the EDS "Information Strike Force" team,
                                 rapidly assume responsibility for significant aspects of the operations and management of Navy/Marine Corps systems
                                 starting with a pilot program supporting 70,000 desktop
                                 computers, and expanding to all 350,000 users.

Features and Benefits:           The objective of the NMCI program is to outsource all
                                 computing system management and operations to a private
                                 sector team so that the Navy can focus on their primary
                                 mission of defending our country. We are a key member of the
                                 "Information Strike Force" led by EDS and have been
                                 mobilizing quickly to support the goal of engineering and
                                 operating all information services for the Navy and Marine
                                 Corps. Our activities have focused on three areas
                                 representing a diversity of involvement in this, the
                                 largest, single U.S. Government information technology
                                 program, with a value of $6.9 billion over eight years. We have responsibility for: (1) supporting the first two
                                 Network Operating Centers (NOCs) in Norfolk and San
                                 Diego--the first of six NOCs built throughout the country to monitor and manage data communications and servers;
                                 (2) transitioning current operations including the
                                 management of thousands of contracts for Navy support
                                 providers, the migration from 20 disparate email systems
                                 into a single Navy-wide system, and the development of an
                                 asset database for all NMCI hardware and software resources;
                                 and (3) providing significant support to ensure the security of Navy computer systems. In the security area, we are
                                 responsible for adapting standardized security practices to specific needs of each of the 300 bases and supporting the implementation of Security Operations Centers throughout the country.

DRUG ENFORCEMENT ADMINISTRATION ("DEA"), OFFICE OF DIVERSION CONTROL

Challenge:                       Ensure that the rapid industry movement toward electronic
                                 prescriptions can fulfill its promise of more efficient
                                 paperless processing and reduced medical mistakes without
                                 increasing the risk of drug diversion from legitimate use to the black market.

Solution:                        Develop and implement the automated Government systems that will be the focal point for the certification processes
                                 necessary to safeguard prescription fulfillment and
                                 business-to-business transactions between doctors,
                                 pharmacies, distributors, and manufacturers.

Features and Benefits:           The DEA hired us in 1998 to design electronic processes and help formulate regulations that guard against the diversion of controlled prescription drugs. These processes
                                 incorporated Internet-derived security technology to
                                 increase the efficiency of prescription fulfillment, control diversion, and reduce the chance of medical error. Through this work, we built on our understanding of both the DEA and pharmaceutical industry participants. Most recently, DEA has assigned us to construct the nationwide secure registration system that will support business-to-business transactions for controlled substances between 50,000 distributors,
                                 manufacturers, wholesalers and pharmacies. We provide system design and support for an electronic prescriptions system
                                 that will enable over one million Government-registered
                                 practitioners to transmit electronic prescriptions directly to participating pharmacies. In addition to developing the systems and infrastructure to support this program, we are designing and will deploy a prototype system that will allow doctors and pharmacists within the Veterans Administration, another long-term PEC client, to issue and process digitally signed electronic prescriptions for controlled substances.
                                 The DEA Office of Diversion Control expects to make the
                                 electronic prescription capability available to all
                                 registered practitioners and pharmacies nationwide.

INTERNAL REVENUE SERVICE ("IRS")

Challenge:                       Enforce complex tax laws and identify fraud in tax returns.

Solution:                        Design, implement, and support a large-scale electronic
                                 fraud detection system to automatically identify patterns of illegal taxpayer behavior over multiple years.

Features and Benefits:           Manual review can detect only a small percentage of
                                 fraudulent returns. The IRS asked us to build what has
                                 become one of the most successful processing systems of the
                                 Tax System Modernization Program. The Electronic Fraud
                                 Detection System (EFDS) uses decision support software that we developed in conjunction with Los Alamos National
                                 Laboratories to process and review every electronic return
                                 (projected to be 42 million returns annually) and an
                                 increasing number of manually-filed returns each year. EFDS supports over 700 tax examiners nationwide. With three full years of tax return data, EFDS is among the largest Oracle database systems. While our work on this program started in
                                 1996, we continue to actively enhance and upgrade the
                                 technology to keep pace with the growing workload. Most
                                 recently, we changed the underlying computer systems and
                                 moved the database to a state-of-the-art storage system. We are also integrating datamart and data mining solutions that permit complex query and data manipulation, to further
                                 enhance the IRS's detection and investigation of potential fraud. Our objective is to support the IRS in achieving the
                                 Congressionally-mandated goal of processing 80% of tax
                                 returns electronically by 2007.

MECKLENBURG COUNTY CRIMINAL JUSTICE ORGANIZATIONS

Challenge:                       Interconnect the criminal justice community throughout North
                                 Carolina's largest county, which includes the City of
                                 Charlotte, and deliver capabilities to allow federal
                                 government agencies, research groups, and the general public to have access to an integrated database that reduces paper, coordinates and consolidates information and improves the
                                 County's workflow processes.

Solution:                        Lead a team to design computer systems that integrate into the County's existing network infrastructure and implement a new model for electronically sharing information among
                                 County criminal justice personnel and outside parties.

Features and Benefits:           We believe that state and local government justice
                                 organizations are beginning to advance to a new level in the cooperative use of information systems to more effectively enforce the laws of this country. Mecklenburg County is a
                                 leader in this movement. We have been selected by
                                 Mecklenburg County as the prime contractor to design a
                                 Criminal Justice Information System (CJIS) that will link
                                 courts, law enforcement, and correctional personnel among 16 state, county and city agencies. The CJIS will also deliver capabilities to allow federal government agencies, research groups and the general public to have access to the system.
                                 On this project we use the innovative software product of
                                 our subsidiary, Viking Technology, Inc., for the public
                                 safety market. This program is one of the first in what we believe will be an expanding integrated justice market. Our solution leverages Viking's software and builds on our deep corporate skills in justice and court applications.

SALES AND MARKETING

    Our marketing efforts are focused on creating awareness of opportunities in eGovernment innovation, establishing us as a leader in this new category and building the PEC brand.

    We market and sell our services through multiple channels by using our business development staff, leveraging existing client relationships, capitalizing on our task order contracts, responding to competitive solicitations, attending marketing events and engaging in other public relations activities. We employ marketing research services to identify and track potential contract opportunities. We also cultivate relationships with leading-edge technology vendors, such as Entrust Technologies and IBM, and prime contractors, such as EDS, to identify and obtain project leads consistent with our capabilities.

    We employ a team selling approach, whereby our business developers collaborate with our service delivery professionals and management to identify prospects, conduct sales and manage client relationships. Our Vice President of Strategic Programs coordinates the activities of our business development staff. We allocate business developers to each of our business units who pursue new clients and programs across their market segments. Each current client is assigned to a relationship manager who is responsible for ensuring client satisfaction and successful project performance, and identifying new business opportunities with the client.

CULTURE, PEOPLE AND RECRUITING

    We have developed a corporate culture that promotes excellence in job performance, respect for the ideas and judgment of our colleagues and recognition of the value of the unique skills and capabilities of our professional staff. We seek to attract highly qualified and ambitious staff. We strive to establish an environment in which all employees can make their best personal contribution and have the satisfaction of being part of a unique team. We believe that we have successfully attracted and retained highly skilled employees because of the quality of our work environment, the professional challenge of our assignments, and the financial and career advancement opportunities we make available to our staff.

    We occupy state-of-the art facilities that are conducive to highly technical and collaborative work, while providing individual privacy. In our solutions centers, we configure large networks of leading-edge equipment and software, and provide our engineers and developers with advanced tools to evaluate and apply new technologies. We believe that the location, environment and amenities provided by our new Fair Lakes campus facility will contribute to our ability to attract and retain highly skilled employees.

    As of March 31, 2001, we had 708 personnel. Of our total personnel, 627 were consulting and service delivery professionals, and 81 were management and administrative personnel performing corporate marketing, human resources, finance, accounting, legal, internal information systems and administrative functions. None of our personnel is represented by a collective bargaining unit.

    In addition to standard company benefits, we provide:

    -    tuition reimbursement for employees pursuing advanced academic degrees;

    -    professional training programs;

    - financial incentives for employees obtaining product competency certifications;

    -    a bonus program;

    -    spot cash awards to reward specific employee accomplishments; and

    -    stock option grants based on job performance.

    We invest heavily in technical staff recruiting resources and hiring programs. We employ a staff of in-house recruiters, and we aggressively use a variety of recruiting methods, including advertising, job fairs, open houses and Internet-based career placement services. We also offer substantial awards and recognition to our current employees for referrals, which has been particularly effective in identifying and recruiting talented staff.

    We have developed an active and effective college recruiting program that draws on management staff and recent college hires from across the company to attract graduating students with strong academic backgrounds in our core disciplines. We currently target colleges and universities in Washington, D.C., Maryland, and Virginia with this program, and perform on-campus recruiting during the spring and fall recruiting seasons at five universities.

COMPETITION

    Our current competitors include, and may in the future include, information technology services providers and large government contractors such as Accenture, American Management Systems, Booz'Allen & Hamilton, Computer Sciences Corporation, EDS, KPMG Consulting, PricewaterhouseCoopers, Science Applications International Corporation and Unisys.

    Many of our competitors have long operating histories and strong client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than we have.

    We believe that the major competitive factors in our market relate to a company's distinctive technical capabilities, successful past contract performance, reputation for quality and key management and marketing staff. Under best-value procurement methods, price is an important, but secondary, factor in the selection of a technology service provider.

INTELLECTUAL PROPERTY RIGHTS

    Our success is dependent, in part, upon our proprietary processes, components and other intellectual property rights. We do not have any patents or patent applications pending. We rely on a combination of trade secret, nondisclosure and other contractual agreements, and copyright and trademark laws, to protect our proprietary rights. Existing trade secret and copyright laws afford us only limited protection. We enter into confidentiality agreements with our employees and our contractors and limit access to and distribution of our proprietary information. There can be no assurance that the steps we have taken in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

    A portion of our business involves the development of software applications for specific client engagements. Although ownership of client-specific software is generally retained by the client, we retain some rights to the applications, processes and intellectual property developed in connection with client engagements.

                                   MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

    The following table shows information about our directors, executive officers and certain key employees:

NAME                                          AGE      POSITION
----                                        --------   --------
David C. Karlgaard, Ph.D..................     54      Chief Executive Officer, President and
                                                       Chairman of the Board of Directors
Paul G. Rice..............................     47      Chief Operating Officer and Director
Alan H. Harbitter.........................     43      Chief Technology Officer and Director
Stuart R. Lloyd...........................     57      Chief Financial Officer, Senior Vice
                                                       President and Director
Christos Bratiotis........................     57      Senior Vice President
Charles E. Owlett.........................     47      Senior Vice President
William J. Scharf.........................     54      Senior Vice President
Sharon M. Owlett..........................     50      Director
Jesse Brown (a)(b)........................     57      Director
Frank J. Carr (a)(b)......................     75      Director
R. Jerry Grossman (a)(b)..................     57      Director

------------------------

(a) Member of the Compensation Committee.

(b) Member of the Audit Committee.

    DAVID C. KARLGAARD, PH.D., age 54, has been our Chief Executive Officer, President and Chairman of the Board of Directors since October 1985 when he and Messrs. Rice and Harbitter founded the company. From 1975 to 1984,
Dr. Karlgaard held various management positions with Computer Sciences Corporation, where he worked with Messrs. Rice and Harbitter. Dr. Karlgaard received his doctorate degree in electrical engineering and computer science from The George Washington University and his M.B.A. from the Wharton Business School. Dr. Karlgaard has also lectured as a professor at The George Washington University School of Business and Public Management since 1994.

    PAUL G. RICE, age 47, has been our Chief Operating Officer since
January 1996 and has been a Director since October 1985. From October 1985 until December 1995, he was our Vice President and then Senior Vice President, Operations. Prior to the founding of the company, Mr. Rice served in various technical management positions at Computer Sciences Corporation from June 1975 to September 1985. Mr. Rice received his B.S. in electrical engineering from the University of Virginia.

    ALAN H. HARBITTER, age 43, has been our Chief Technology Officer since
May 1996 and a Director since October 1985. He was our Senior Vice President, Engineering from January 1991 until April 1996 and the Vice President, Engineering from October 1985 to January 1991. From July 1978 to
September 1985, Mr. Harbitter served in various technical management positions at Computer Sciences Corporation. Mr. Harbitter received his B.S. in electrical engineering from Cornell University, his M.S. in computer science from the University of Maryland and is currently pursuing a doctorate in information technology at George Mason University.

    STUART R. LLOYD, age 57, has been our Senior Vice President and Chief Financial Officer since December 1998 and a Director since May 1999. Mr. Lloyd was a partner at Gelman, Rosenberg & Freedman, a certified public accounting firm, from February 1993 until December 1998. From September 1981 until February 1993, he was the principal at his own certified public accounting firm. Mr. Lloyd is a certified public accountant and received his B.S. in business administration from The American University.

    CHRISTOS BRATIOTIS, age 57, has been our Senior Vice President, Engineering Operations since April 1999. Mr. Bratiotis was our Vice President, Engineering Division from April 1996 to April 1999. Prior to that, he served as Vice President, Information Systems for Synetics, a federal information technology company, from January 1992 until April 1996. Mr. Bratiotis received a B.A. in mathematics from Clark University and an M.B.A. from the University of Utah.

    CHARLES E. OWLETT, age 47, has served as our Senior Vice President, Development Operations since April 1999. Mr. Owlett was our Vice President, Systems Integration Division from January 1996 until March 1999 and our Vice President, Systems Development Division from January 1990 until December 1995. Prior to joining us, he served in various technical and management positions with Computer Sciences Corporation from 1975 to 1988. He received his B.S. in electrical engineering from the Florida Institute of Technology.

    WILLIAM J. SCHARF, age 54, has been our Senior Vice President, Enterprise Resource Operations since April 1999. Mr. Scharf was our Vice President, Information Technology Management Division from January 1996 until March 1999 and our Vice President, Applied Systems Division from January 1990 until December 1995. Prior to joining us, he served as a program director with CACI International, a technology consulting services company, from 1985 to 1987. Mr. Scharf received his B.A. in mathematics from the University of Dayton and his M.S. in applied statistics from Villanova University.


    SHARON M. OWLETT, age 50, has been a Director since January 1990, and is currently Vice President, Corporate Affairs and General Counsel. From March 1999 through March 2000, Ms. Owlett served as a senior consultant. Prior to that position, Ms. Owlett was our Vice President, Corporate Affairs and General Counsel from January 1994 until February 1999. Between 1998 and 1994,
Ms. Owlett served as our director of business and legal affairs and as our director of finance and administration. She has a B.A. in political science from The American University and a J.D. from the University of Virginia. Ms Owlett is married to Charles E. Owlett, our Senior Vice President of Development Operations.


    JESSE BROWN, age 57, has been a Director since July 1998. Mr. Brown was Secretary of the Department of Veterans Affairs from January 1993 until July 1997, and since July 1997, has been Chief Executive Officer of Brown & Associates, a consulting firm. Mr. Brown presently serves on the board of directors of Roy F. Weston, Inc., a company providing infrastructure redevelopment services, and MAXIMUS, Inc., a company providing program management and consulting services to government agencies.


    FRANK J. CARR, age 75, has been a Director since December 2000, Mr. Carr retired after serving 11 years as the General Service Administration's commissioner for government-wide policy and planning for computer and telecommunications acquisition and management. He continues to provide assistance to federal agencies in resolving current information technology issues. Mr. Carr received his B.S. in electrical engineering from the University of Pennsylvania.


    R. JERRY GROSSMAN, age 57, has been a Director since December 2000.
Mr. Grossman is a Managing Director in Houlihan, Lokey, Howard & Zukin's Washington, D.C. office. He manages the firm's government and defense technology practices, with complementary emphasis on commercial technology businesses.
Mr. Grossman received his B.S. in Industrial Management from Pennsylvania State University and his X.M.B.A. from Loyola College of Maryland. He is also a Chartered Financial Analyst (CFA).

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of our common stock as of May 31, 2001 and as adjusted to reflect the sale of shares offered hereby, by:

    - each person who we know beneficially owns more than 5% of our common stock;

    -    each member of our board of directors;

    -    each of our named executive officers; and

    -    all directors and executive officers as a group.

    The term "beneficial ownership" includes shares over which the indicated beneficial owner exercises voting and/or investment power. The rules also deem common stock subject to options currently exercisable, or exercisable within 60 days to be outstanding for purposes of computing the percentage ownership of the persons holding options, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership by any other person. The applicable percentage ownership before the offering for each stockholder is based on 22,646,411 shares of common stock outstanding as of May 31, 2001, together with options for that stockholder exercisable within 60 days of May 31, 2001. For purposes of calculating the percentages beneficially owned after the offering, the number of shares deemed outstanding includes: (a) all shares deemed to be outstanding before the offering and (b) 3,000,000 additional shares being sold in this offering.

    Except as otherwise indicated, the address for each stockholder listed is c/o PEC Solutions, Inc. 12750 Fair Lakes Circle, Fairfax, Virginia 22033. Each of the persons listed in this table has sole voting and investment power with respect to all the shares indicated. An asterisk indicates ownership of less than 1%.


                                       BEFORE OFFERING                        AFTER OFFERING
                                   -----------------------                -----------------------
                                      SHARES                                 SHARES
                                   BENEFICIALLY                SHARES     BENEFICIALLY
NAME OF BENEFICIAL OWNER              OWNED       PERCENT    TO BE SOLD      OWNED       PERCENT
------------------------           ------------   --------   ----------   ------------   --------
David C. Karlgaard (a)...........    7,748,821      32.7%      493,200      7,255,621      27.2%
Paul G. Rice (b).................    7,887,613      32.8%      493,200      7,394,413      27.3%
Alan H. Harbitter (c)............    4,042,937      17.4%      246,600      3,796,337      14.5%
Wasatch Advisors, Inc. (d).......    1,616,655       7.1%           --      1,616,655       6.3%
Stuart R. Lloyd (e)..............      104,663         *        25,000         79,663         *
Sharon M. Owlett (f).............      677,506       3.0%           --        665,506       2.6%
Jesse Brown (g)..................       30,000         *            --         30,000         *
Frank J. Carr (g)................        5,000         *            --          5,000         *
R. Jerry Grossman (g)............        5,000         *            --          5,000         *
Christos Bratiotis (h)...........      169,334         *        30,000        139,334         *
Charles E. Owlett (i)............      342,466       1.5%       12,000        330,466       1.3%
William J. Scharf (j)............      392,978       1.7%       50,000        342,978       1.3%
All executive officers and
  directors as a group (11
  persons) (k)...................   21,063,852      80.4%    1,350,000     19,713,852      67.5%

    If the underwriters exercise their overallotment option in full, the stock ownership of Messrs. Karlgaard, Rice and Harbitter will be as follows:


                                                                           AFTER OFFERING
                                                                       -----------------------
                                                          ADDITIONAL      SHARES
                                                          SHARES TO    BENEFICIALLY
                                                           BE SOLD        OWNED       PERCENT
                                                          ----------   ------------   --------
David C. Karlgaard......................................     261,000    6,994,621       26.2%
Paul G. Rice............................................     261,000    7,133,413       26.3%
Alan H. Harbitter.......................................     130,500    3,665,837       14.0%


------------------------

(a) Includes 1,077,189 shares underlying exercisable options, 1,121,203 shares held in a trust for the benefit of David C. Karlgaard and 300,000 shares held in a charitable remainder trust. Does not include 335,040 shares held in a trust of which Sharon E. Owlett is the trustee and over which Dr. Karlgaard does not hold voting or investment power.

(b) Includes 1,433,937 shares underlying exercisable options and 722,700 shares held in a trust for the benefit of Paul G. Rice.

(c) Includes 588,687 shares underlying exercisable options and 514,000 shares held in a trust for the benefit of Alan H. Harbitter.

(d) The stockholder's address is 150 Social Hall Avenue, Salt Lake City, Utah. The stockholder's name, address and share total information are taken from public filings.

(e) Includes 92,312 shares underlying exercisable options and 480 shares held in a trust for the benefit of Mr. Lloyd's daughter.


(f) Includes 170,670 shares and 155,396 shares underlying options held by her husband, Charles E. Owlett, and 335,040 shares held in a trust for the benefit of the Karlgaard family, of which Ms. Owlett has voting control. Ms. Owlett's beneficial ownership after the offering reflects the sale of 12,000 shares by her husband, Charles Owlett.


(g) Represents shares underlying exercisable options.

(h) Includes 81,530 shares underlying exercisable options.


(i) Includes 155,396 shares underlying exercisable options and 15,600 shares held by Mr. Owlett's wife, Sharon M. Owlett.


(j) Includes 81,530 shares underlying exercisable options and 40,882 shares held in a trust for the benefit of William J. Scharf.

(k) Includes 3,550,581 shares underlying exercisable options.

    Dr. Karlgaard and Messers. Rice and Harbitter have agreed, if any or all of the other selling stockholders decides not to participate in this offering, to sell such number of shares of common stock so that the total number of shares sold by the selling stockholders will equal 1,350,000. These individuals have also granted the underwriters an option to purchase up to an additional 652,500 shares to cover over-allotments. Any selling stockholders deciding not to participate in this offering have agreed with the underwriters not to sell any shares for a period of 90 days following this offering.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below, through their representatives, J.P. Morgan Securities Inc., UBS Warburg LLC and Raymond James & Associates, Inc., have severally agreed to purchase from PEC Solutions Inc. and the selling stockholders the following respective number of shares of common stock:

                                            NUMBER OF
NAME                                         SHARES
----                                       -----------
J.P. Morgan Securities Inc...............
UBS Warburg LLC..........................
Raymond James & Associates, Inc..........

                                           ----------
Total....................................   4,350,000
                                           ==========

    The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed to purchase all of the shares of common stock offered by us and the selling stockholders if they purchase any shares.

    The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to puchase additional shares.

                     UNDERWRITING DISCOUNTS AND COMMISSIONS

                                                        WITH             WITHOUT
                                                   OVER-ALLOTMENT    OVER-ALLOTMENT
                                                      EXERCISE          EXERCISE
                                                   ---------------   ---------------
                        Per Share................    $                 $
                        Total....................    $                 $

    We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $600,000.

    The underwriters propose to offer the shares of common stock directly to the public initially at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in
excess of $           per share. The underwriters may allow and such dealers may
reallow a concession not in excess of $           per share to certain other
dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

    The selling stockholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 652,500 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. These stockholders will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock offered by us.

    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.


    Our executive officers and certain directors and certain stockholders holding 16,163,271 shares of our common stock have agreed that they will not, without the prior written consent of J.P. Morgan Securities Inc., offer, sell, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge, or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or any securities convertible into or exchangeable for or any other rights to purchase or acquire shares of capital stock owned by them for a period of 90 days following the date of this prospectus. We have agreed that we will not, without the prior written consent of J.P. Morgan Securities Inc., offer, sell, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge, or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities convertible into or exchangeable for shares of capital stock for a period of 90 days following the date of this prospectus.


    We have been advised by the representatives that, pursuant to Regulation M under the Securities Act, some persons participating in the offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market.


    A "syndicate covering transaction" is a bid for or the purchase of common stock on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with the offering. The underwriters may create a syndicate short position by making short sales of our common stock and may purchase our common stock in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from us in the offering. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. If the underwriters create a syndicate short portion, they may choose to reduce of "cover" this position by either exercising all or part of the over-allotment option to purchase additional shares from us or by engaging in "Syndicate covering transactions." The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.



    A "stabilizing bid" is a bid for, or the purchase of, shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A "penalty bid" is an arrangement that permits the representatives to reclaim the selling concession from an underwriter or a syndicate member when shares of common stock sold by such underwriter or syndicate members are purchased by the representatives in the syndicate covering transaction and therefore have not been effectively placed by the underwriter or syndicate member.


    We have been advised by the representatives that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discounted at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

    One or more members of the underwriting selling group may make copies of the preliminary prospectus available over the Internet to customers or through its or their website.


    In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. In general a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

    Our counsel, Piper Marbury Rudnick & Wolfe LLP, Reston, Virginia, will render an opinion to the effect that the common stock we and the selling stockholders are offering hereby is duly and validly issued, fully paid and nonassessable. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

    Our consolidated financial statements as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, included in or incorporated by reference into this prospectus and the registration statement on Form S-3, have been so included or incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate" into this Prospectus information we periodically file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this Prospectus which update and supersede the information you read in this Prospectus. We incorporate by reference the documents listed below, and all future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until we terminate the offering of these securities.

                 SEC FILING:                                PERIOD/FILING DATE
---------------------------------------------  ---------------------------------------------
Annual Report on Form 10-K/A.................  Year ended December 31, 2000
Quarterly Report on Form 10-Q................  Quarter ended March 31, 2001
Definitive Proxy Statement...................  Filed on April 26, 2001
Description of our common stock contained in
  our registration statement on Form 8-A.....  Filed on April 10, 2000.

    You may request a copy of these documents, at no cost, by written or oral request:

       Stuart Lloyd
       Senior Vice President and Chief Financial Officer
       PEC Solutions, Inc.
       12750 Fair Lakes Circle
       Fairfax, VA 22033
       (703) 679-4900

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Our Certificate of Incorporation and Bylaws include provisions to require us to indemnify our directors and officers to the fullest extent permitted by
Section 145, including circumstances in which indemnification is otherwise discretionary. Section 145 also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling PEC Solutions pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable

                               PEC SOLUTIONS, INC
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
  Report of Independent Accountants.........................     F-2

  Balance Sheets............................................     F-3

  Statements of Income......................................     F-4

  Statements of Cash Flows..................................     F-5

  Statements of Stockholders' Equity........................     F-6

  Notes to Consolidated Financial Statements................     F-7

CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

  Consolidated Balance Sheets...............................    F-17

  Consolidated Statements of Income.........................    F-18

  Consolidated Statements of Cash Flows.....................    F-19

  Notes to Consolidated Financial Statements................    F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of PEC Solutions, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of PEC Solutions, Inc. (the "Company") and subsidiary as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

February 14, 2001

McLean, VA

                              PEC SOLUTIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                 AS OF DECEMBER 31,
                                                              -------------------------
                                                                 1999          2000
                                                              -----------   -----------
                                        ASSETS

Current assets:
    Cash and cash equivalents...............................  $ 7,980,635   $14,655,510
    Short-term investments..................................           --    21,016,812
    Accounts receivable, net................................   13,241,056    15,763,658
    Other current assets....................................      924,493     1,491,186
                                                              -----------   -----------
      Total current assets..................................   22,146,184    52,927,166
Property and equipment, net.................................    1,506,731     2,585,074
Goodwill, net...............................................           --     3,364,518
Other assets................................................      746,624     2,522,881
                                                              -----------   -----------
      Total assets..........................................  $24,399,539   $61,399,639
                                                              ===========   ===========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses.....................  $ 2,425,426   $ 2,150,060
  Advance payments on contracts.............................    1,473,235     1,258,477
  Dividends payable.........................................      413,149            --
  Retirement plan contribution payable......................           --         1,937
  Accrued payroll...........................................    3,248,532     4,214,089
  Accrued vacation..........................................      902,535     1,182,793
  Other current liabilities.................................      372,782       937,930
                                                              -----------   -----------
      Total current liabilities.............................    8,835,659     9,745,286
                                                              -----------   -----------
Supplemental retirement program liability...................      280,849       482,276
Deferred rent payable.......................................           --       458,852
Other long-term liabilities.................................           --        13,703
                                                              -----------   -----------
      Total long-term liabilities...........................      280,849       954,831
                                                              -----------   -----------
      Total liabilities.....................................    9,116,508    10,700,117
                                                              -----------   -----------

Commitments and contingencies

Stockholders' equity:
  Undesignated capital stock, 10,000,000 shares
    authorized..............................................           --            --
  Common stock, $0.01 par value, 75,000,000 shares
    authorized, 17,706,372 and 22,345,440 shares issued and
    outstanding, respectively...............................      177,064       223,454
  Additional paid-in capital................................      600,996    28,692,286
  Retained earnings.........................................   14,504,971    21,777,437
Accumulated other comprehensive income......................           --         6,345
                                                              -----------   -----------
      Total stockholders' equity............................   15,283,031    50,699,522
                                                              -----------   -----------
      Total liabilities and stockholders' equity............  $24,399,539   $61,399,639
                                                              ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                              PEC SOLUTIONS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                              YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1998          1999          2000
                                                      -----------   -----------   -----------
Revenues............................................  $41,456,862   $53,202,162   $68,305,025
                                                      -----------   -----------   -----------
Operating costs and expenses:
  Direct costs......................................   23,514,605    30,409,402    37,309,348
  General and administrative expenses...............    9,825,976    11,991,106    17,731,139
  Sales and marketing expenses......................    1,225,629     1,826,297     2,812,888
  Goodwill amortization.............................           --            --       240,342
                                                      -----------   -----------   -----------
    Total operating costs and expenses..............   34,566,210    44,226,805    58,093,717
                                                      -----------   -----------   -----------
  Operating income..................................    6,890,652     8,975,357    10,211,308
Other income, net...................................      198,829       259,402     1,914,978
                                                      -----------   -----------   -----------
  Income before income taxes........................    7,089,481     9,234,759    12,126,286
Provision for income taxes..........................    2,633,995     3,595,347     4,853,820
                                                      -----------   -----------   -----------
  Net income........................................  $ 4,455,486   $ 5,639,412   $ 7,272,466
                                                      ===========   ===========   ===========
Earnings per share:
  Basic.............................................  $      0.26   $      0.33   $      0.34
                                                      ===========   ===========   ===========
  Diluted...........................................  $      0.20   $      0.24   $      0.30
                                                      ===========   ===========   ===========
Weighted average shares used in computing earnings
  per share:
  Basic.............................................   17,204,352    17,074,536    21,112,760
  Diluted...........................................   22,306,044    23,457,756    23,896,975

   The accompanying notes are an integral part of these financial statements.

                              PEC SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                 1998           1999          2000
                                                              -----------   ------------   -----------
Cash flows from operating activities:
  Net income................................................  $ 4,455,486   $  5,639,412   $ 7,272,466
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation............................................      663,307        585,194       717,994
    Amortization of goodwill................................           --             --       240,342
    Deferred rent payable...................................           --             --       458,852
    Deferred income taxes...................................     (251,570)      (326,091)     (384,208)
    Other...................................................        7,476          4,540          (179)
    Changes in operating assets and liabilities, excluding
      those acquired:
      Accounts receivable, net..............................   (3,789,614)    (2,388,715)   (2,078,436)
      Other current assets..................................      232,521        (93,813)     (178,502)
      Other assets..........................................           --        (74,125)     (157,047)
      Accounts payable and accrued expenses.................      769,194        744,402       (21,882)
      Advance payments on contracts.........................   (1,291,945)       912,259    (1,276,675)
      Retirement plan contribution payable..................      641,643     (1,224,673)        1,937
      Accrued payroll.......................................      847,386        490,642       800,199
      Accrued vacation......................................      237,227        187,454       207,302
      Other current liabilities.............................      267,737         50,067       467,984
      Supplemental retirement program liability.............      105,446        (29,410)      201,427
                                                              -----------   ------------   -----------
      Other long-term liabilities...........................
        Net cash provided by operating activities...........    2,894,294      4,477,143     6,271,574
                                                              -----------   ------------   -----------

Cash flows from investing activities:
  Net purchases of short-term investments...................           --             --   (21,001,914)
  Purchases of property and equipment.......................     (882,107)      (797,353)   (1,614,046)
  Proceeds from maturity of investments.....................      454,000             --            --
  Purchase of subsidiary, net of cash acquired..............           --             --    (1,854,435)
  Capitalized software......................................           --             --      (157,462)
  Other.....................................................       73,267        (20,364)       (9,949)
                                                              -----------   ------------   -----------
        Net cash used in investing activities...............     (354,840)      (817,717)  (24,637,806)
                                                              -----------   ------------   -----------
Cash flows from financing activities:
  Dividends paid............................................     (299,965)      (347,924)     (413,149)
  Proceeds from the issuance of common stock................      262,853        671,706    28,485,321
  Payment on note payable...................................           --             --    (2,146,280)
  Repurchase of common stock................................   (1,655,327)    (1,291,658)           --
  Common stock offering costs...............................           --        (77,566)     (884,785)
                                                              -----------   ------------   -----------
        Net cash provided by (used in) financing
          activities........................................   (1,692,439)    (1,045,442)   25,041,107
                                                              -----------   ------------   -----------
Net increase in cash........................................      847,015      2,613,984     6,674,875
Cash and cash equivalents at beginning of period............    4,519,636      5,366,651     7,980,635
                                                              -----------   ------------   -----------
Cash and cash equivalents at end of period..................  $ 5,366,651   $  7,980,635   $14,655,510
                                                              ===========   ============   ===========
Property and equipment included in accounts payable.........  $        --   $    121,450   $        --
                                                              ===========   ============   ===========
Income taxes paid...........................................  $ 2,923,178   $  4,117,808   $ 4,762,550
                                                              ===========   ============   ===========
Interest paid...............................................  $        --   $     37,193   $   141,525
                                                              ===========   ============   ===========

   The accompanying notes are an integral part of these financial statements

                              PEC SOLUTIONS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                               ACCUMULATED
                                          COMMON STOCK         ADDITIONAL         OTHER
                                     -----------------------     PAID-IN      COMPREHENSIVE     RETAINED
                                       SHARES     PAR VALUE      CAPITAL         INCOME         EARNINGS        TOTAL
                                     ----------   ----------   -----------   ---------------   -----------   -----------
Balance, December 31, 1997.........  17,991,918    $179,919    $   369,593       $   --        $ 7,412,120   $ 7,961,632

Issuance of common stock...........     371,220       3,712        259,141           --                 --       262,853
Common stock repurchased and
  retired..........................    (966,948)     (9,669)       (11,822)          --         (1,633,836)   (1,655,327)
Dividend declared ($.020 per
  share)...........................          --          --             --           --           (347,924)     (347,924)
Net income.........................          --          --             --           --          4,455,486     4,455,486
                                     ----------    --------    -----------       ------        -----------   -----------
Balance, December 31, 1998.........  17,396,190     173,962        616,912           --          9,885,846    10,676,720

Issuance of common stock...........     793,080       7,931        663,775           --                 --       671,706
Common stock repurchased and
  retired..........................    (482,898)     (4,829)      (679,691)          --           (607,138)   (1,291,658)
Dividend declared ($.023 per
  share)...........................          --          --             --           --           (413,149)     (413,149)
Net income.........................          --          --             --           --          5,639,412     5,639,412
                                     ----------    --------    -----------       ------        -----------   -----------
Balance, December 31, 1999.........  17,706,372     177,064        600,996           --         14,504,971    15,283,031

Issuance of common stock, including
  tax benefit on exercise of stock
  options..........................   4,639,068      46,390     28,091,290           --                 --    28,137,680
Comprehensive income:
  Net income.......................          --          --             --           --          7,272,466
  Unrealized gain on securities,
    net of taxes...................          --          --             --        6,345                 --
    Total comprehensive income.....                                                                            7,278,811
                                     ----------    --------    -----------       ------        -----------   -----------
Balance, December 31, 2000.........  22,345,440    $223,454    $28,692,286       $6,345        $21,777,437   $50,699,522
                                     ==========    ========    ===========       ======        ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                              PEC SOLUTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

    COMPANY

    Performance Engineering Corporation (PEC) was incorporated June 25, 1985, under the laws of the Commonwealth of Virginia. On January 1, 2000, PEC was reincorporated, under the laws of the state of Delaware, as PEC Solutions, Inc. ("PEC Solutions" or the "Company"). The Company provides professional technology services that enable government entities to use the Internet to enhance productivity and improve services to the public. The Company's primary customers are executive agencies and departments of the Federal government, the Federal Judiciary, and prime contractors to the United States government. For 1998, these contracts and subcontracts were time and materials contracts (66%), fixed-price contracts (19%), and cost reimbursable contracts (15%). For 1999, these contracts and subcontracts were time and materials contracts (62%), fixed-price contracts (23%), and cost reimbursable contracts (15%). For 2000, these contracts and subcontracts were time and materials contracts (66%), fixed-priced contracts (22%), and cost-reimbursable contracts (12%).

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include all majority-owned or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated.

    REVENUE RECOGNITION

    The Company's revenue is derived primarily from contracts with the Federal Government. Revenues on time and materials contracts are recognized based on actual hours delivered at the contracted billable hourly rate plus the cost of materials incurred. Revenues on fixed-price contracts are recognized using the percentage-of-completion method based on costs incurred in relation to total estimated costs. Revenue on cost-type contracts is recognized to the extent of costs incurred plus a proportionate amount of fee earned. The fees under certain government contracts may be increased or decreased in accordance with cost or performance incentive provisions that measure actual performance against established targets or other criteria. Such incentive fee awards or penalties are included in revenue at the time the amounts can be reasonably determined. Provisions for anticipated contract losses are recognized at the time they become known and estimable.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash on hand and in banks. The Company also considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 31, 1999 and 2000, cash equivalents included money market funds of approximately $2,070,383 and $2,709,483, respectively, and commercial paper of approximately $0 and $6,793,322, respectively.

    CONCENTRATION OF CREDIT RISK

    At times during the year, the Company maintains cash balances at financial institutions in excess of Federal Deposit Insurance Corporation (FDIC) limits. Management believes the risk in these situations to be minimal. In addition, the Company had cash balances of $2,709,483 held in money market funds at local financial institutions as of December 31, 2000. The Company also held

                              PEC SOLUTIONS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED) commercial paper in the amount of $27,810,134 as of December 31, 2000. These funds are not insured by the FDIC.

    MARKETABLE SECURITIES

    The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's marketable securities are categorized as available-for-sale and held-to-maturity. Available-for-sale securities are stated at fair value.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation. For additions prior to January 1, 1999, depreciation is computed on property and equipment using the double declining balance method over the estimated useful lives of the assets, generally 3 to 5 years. Effective January 1, 1999, depreciation is computed on property and equipment using the straight-line method. Depreciation is computed on leasehold improvements using the straight-line method over the shorter of the lease term or the useful life of the respective assets.

    LONG-LIVED ASSETS

    The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," (SFAS No. 121). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds discounted net cash flows attributable to such assets. Based on its most recent analysis, the Company believes that there was no impairment of its long-lived assets as of December 31, 2000.

    GOODWILL

    Goodwill represents the excess of the purchase price over fair value of net assets acquired. Goodwill is amortized on a straight-line basis over a 5-year period. Accumulated amortization was $240,342 as of December 31, 2000.

    SOFTWARE RESEARCH AND DEVELOPMENT COSTS

    The Company capitalizes research and development costs for marketable software incurred from the time the product is determined to be technologically feasible until it is available for sale. It has also acquired marketable software, which it has capitalized. Acquired software and software development costs are amortized using the straight-line method over a period not to exceed three years.

    CONTRACT ADVANCE PAYMENTS

    The Company invoices the Federal Government for some of its contracts based on provisional indirect cost rates. These invoiced amounts are adjusted when the actual rates have been

                              PEC SOLUTIONS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED) determined by audit. Other Federal Government contracts are billed periodically independent of the percentage of the contract actually completed which, in some situations, results in funds being advanced to the Company in excess of amounts earned.

    COMMON STOCK SPLITS

    Effective January 1, 2000, in connection with its reincorporation, the Company's common stock was split 3-for-1. Effective March 1, 2000, the Company's common stock was split 2-for-1. All prior share and per share information in the financial statements have been restated to give effect to these stock splits.

    STOCK-BASED COMPENSATION

    The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB No. 25) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123).

    INCOME TAXES

    The Company accounts for deferred income taxes using the asset and liability method, under which the expected future tax consequences of timing differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    SEGMENT REPORTING

    The Company operates as a single segment and will evaluate additional disclosure requirements as it expands its operations.

    RECLASSIFICATIONS

    Certain reclassifications have been made to the prior-period financial statements in order to conform to the 2000 presentation.

2. ACQUISITIONS

    On August 28, 2000, the Company acquired all of the outstanding capital stock of Viking Technology, Inc. ("Viking") for $2 million cash plus the assumption of debt in a business combination accounted for as a purchase. Viking is a leading provider of integrated software and advanced technology solutions for state and local law enforcement, fire and emergency medical service agencies. Assets acquired were $2.6 million and liabilities assumed were $4.2 million. The excess of the purchase price over the fair value of the net liabilities assumed was approximately $3.6 million, which was recorded as goodwill. Pro forma results of operations had the acquisition

                              PEC SOLUTIONS, INC.

2. ACQUISITIONS (CONTINUED)
occurred on January 1, 1999 would not have been significantly different than reported results for the years ended December 31, 1999 and 2000.

3. ACCOUNTS RECEIVABLE

    Accounts receivable consisted of the following as of:

                                                         DECEMBER 31,
                                                   -------------------------
                                                      1999          2000
                                                   -----------   -----------
Billed accounts receivable.......................  $11,854,428   $14,597,008
Unbilled accounts receivable.....................    2,255,115     2,448,512
Progress payments................................     (675,463)   (1,103,983)
                                                   -----------   -----------
                                                    13,434,080    15,941,537
Allowance for doubtful accounts..................     (193,024)     (177,879)
                                                   -----------   -----------
Accounts receivable, net.........................  $13,241,056   $15,763,658
                                                   ===========   ===========

    Unbilled accounts receivable consist of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to clients as of the balance sheet date. Management anticipates the collection of these amounts within 90 days of the balance sheet date. Payments to the Company on contracts with agencies and departments of the Federal Government are subject to adjustment upon audit by the Federal Government. All years subsequent to 1997 are subject to audit. Management believes that audit adjustments, if any, on periods not yet audited, will not have a material effect on the financial statements.

4. PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following as of:

                                                           DECEMBER 31,
                                                      -----------------------
                                                         1999         2000
                                                      ----------   ----------
Leasehold improvements..............................  $  455,480   $1,129,782
Property and equipment..............................   3,134,027    3,915,907
Software............................................     383,361      342,426
                                                      ----------   ----------
                                                       3,972,868    5,388,115
Less: accumulated depreciation......................  (2,466,137)  (2,803,041)
                                                      ----------   ----------
                                                      $1,506,731   $2,585,074
                                                      ==========   ==========

    Depreciation expense was $663,307, $585,194 and $717,994 for the years ended December 31, 1998, 1999 and 2000, respectively.

5. NOTE PAYABLE

    The Company has a loan agreement with Bank of America which provides for a line of credit with a limit of $2,700,000 at the prime rate charged by the bank (8.5% and 9.5% as of December 31, 1999 and 2000, respectively). The note is collateralized by the accounts receivable of the Company. As of December 31, 1999 and 2000, the balance due under the line was zero. The bank has issued Letters of Credit in the amount of $1,289,875 against the line. The agreement expires April 30, 2001.

                              PEC SOLUTIONS, INC.

6. STOCK OPTION PLANS

    On February 1, 1987, the Company established an incentive stock option agreement (the "agreement"), to attract, retain and reward employees and on January 1, 1995 the Company established a nonqualified stock option plan (the "plan", collectively "the plans") to attract, retain and reward key employees. The plans are administered by the Board of Directors, which has the authority to determine which officers and key employees are awarded options pursuant to the plans and the related terms and option prices. The number of options available for grant under the plans is limited to the number of Company common shares authorized and available.

    Each stock option granted pursuant to the plans has an exercise price equal to the fair market value of the underlying common stock at the date of grant. Each stock option granted under the agreement has a five-year term and a two-year vesting period. Each stock option granted pursuant to the plan has a ten-year term and no vesting period.

    In January 2000, the Company established a stock incentive plan (the "2000 Plan"). Under the 2000 Plan, options to purchase 1,500,000 shares of common stock are available for 2000. Beginning in 2001, the number of options eligible for grant in each year will be equal to the sum of 6.25% of the number of outstanding shares on January 1 of that year, plus the number of shares eligible for grant in the prior year that were not granted. No more than 15,000,000 options may be granted during the 10-year term of the 2000 Plan.

    In January 2000, the Company established an employee stock purchase plan (the "Purchase Plan"). Under the Purchase Plan, employees, through payroll deductions, are granted options to purchase shares of common stock at a price no less 85% of the fair market value of the common stock on the first or last trading day of each six month option period or the date the shares of common stock are purchased. There are 2,000,000 shares of common stock available for purchase under the Purchase Plan. On January 2, 2001, 76,534 shares were issued under the plan at prices ranging from $6.27 to $6.75 per share. The following table summarizes the Company's activity for all of its stock option awards granted under the plans:

                                                                     WEIGHTED-
                                                       RANGE OF       AVERAGE
                                        NUMBER OF      EXERCISE       EXERCISE
                                         OPTIONS         PRICE         PRICE
                                       -----------   -------------   ----------
Balance, December 31, 1997...........   3,892,890    $0.56 -  1.21     $0.93
Granted..............................   1,748,160     1.69 -  2.06      1.88
Exercised............................    (371,220)    0.57 -  0.78      0.71
Canceled.............................     (27,870)    0.57 -  1.69      1.37
                                       ----------    -------------     -----
Balance, December 31, 1998...........   5,241,960     0.56 -  2.06      1.26
Granted..............................   1,511,550     2.84 -  3.18      3.03
Exercised............................    (793,080)    0.56 -  3.05      0.84
Canceled.............................    (291,540)    0.57 -  2.84      1.85
                                       ----------    -------------     -----
Balance, December 31, 1999...........   5,668,890     0.63 -  3.18      1.76
Granted..............................     647,793     6.94 - 12.00      8.91
Exercised............................  (1,639,068)    0.78 -  1.68      1.21
Canceled.............................    (101,760)    1.10 - 12.00      6.10
                                       ----------    -------------     -----
Balance, December 31, 2000...........   4,575,855    $0.63 - 12.00     $2.87

                              PEC SOLUTIONS, INC.

6. STOCK OPTION PLANS (CONTINUED)
    The following table summarizes additional information about stock options outstanding as of December 31, 2000:

                                         OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                               ---------------------------------------   -------------------------
                                              WEIGHTED-
                                               AVERAGE      WEIGHTED-                   WEIGHTED-
                                              REMAINING      AVERAGE                     AVERAGE
                                NUMBER OF    CONTRACTUAL     EXERCISE       NUMBER       EXERCISE
RANGE OF EXERCISE PRICES         OPTIONS     LIFE (YEARS)     PRICE      EXERCISABLE      PRICE
------------------------       -----------   ------------   ----------   ------------   ----------
$0.63 to $0.86..............      453,006        0.92         $0.83         453,006       $0.83
$0.92 to $1.21..............    1,061,244        2.01          1.20       1,061,244        1.20
$1.69 to $2.06..............    1,107,516        3.28          1.89       1,107,516        1.89
$2.67 to $3.18..............    1,358,046        4.09          3.04         803,862        3.12
$6.94 to $12.00.............      596,043        9.33          8.86         213,453        8.21
                                ---------        ----         -----       ---------       -----
                                4,575,855        2.63         $2.87       3,639,081       $2.20
                                =========        ====         =====       =========       =====

    The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, compensation cost is recognized for its stock plans based on the intrinsic value of the stock option at date of grant (i.e., the difference between the exercise price and the fair value of the Company's common stock).

    Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the plans in 1998, 1999, and 2000, consistent with the method of SFAS No.123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below.

                                              YEARS ENDED DECEMBER 31,
                                        -------------------------------------
                                           1998         1999         2000
                                        ----------   ----------   -----------
Net income, as reported...............  $4,455,486   $5,639,412   $ 7,272,466
Pro forma compensation expense........    (353,600)    (389,108)   (1,102,213)
                                        ----------   ----------   -----------
Pro forma net income..................  $4,101,886   $5,250,304   $ 6,170,253
                                        ==========   ==========   ===========

                                                       YEARS ENDED DECEMBER 31,
                                                --------------------------------------
                                                  1998           1999           2000
                                                --------       --------       --------
Net income per common share--basic:
  As reported.................................   $ 0.26         $ 0.33         $ 0.34
  Pro forma...................................   $ 0.24         $ 0.31         $ 0.29
Net income per common share--diluted:
  As reported.................................   $ 0.20         $ 0.24         $ 0.30
  Pro forma...................................   $ 0.18         $ 0.22         $ 0.26

                              PEC SOLUTIONS, INC.

6. STOCK OPTION PLANS (CONTINUED)
    The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. All significant assumptions and the weighted-average fair value per share granted during the years ended
December 31 are as follows:

                                                                                                 STOCK
                                                                                               PURCHASE
                                                              STOCK OPTION PLANS                 PLAN
                                                     ------------------------------------      ---------
                                                       1998          1999          2000          2000
                                                     --------      --------      --------      ---------
Expected volatility............................            0%            0%            20%           20%
Risk free interest rates.......................          5.4%          5.6%          5.17%         5.00%
Dividend yield.................................          3.6%          2.7%             0%            0%
Expected lives.................................      5 years       5 years       10 years      .7 years
Weighted average fair value per share..........      $  0.43       $  0.36       $   4.09      $   1.28

7. BASIC EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE

    Basic net income per common share is computed on the basis of the weighted-average number of common shares outstanding for the periods. Diluted net income per common share includes the weighted-average effect of dilutive options outstanding during the periods. The weighted average number of shares issuable upon the exercise of outstanding stock options assumes that the applicable proceeds from such exercises are used to acquire treasury shares at the average price of common stock during the periods.

    Basic and diluted earnings per share for 1998, 1999, and 2000, were determined as follows:

                                            YEAR ENDED DECEMBER 31, 1998
                                       --------------------------------------
                                       NET INCOME      SHARES     PER SHARES
                                       -----------   ----------   -----------
Basic EPS............................  $4,455,486    17,204,352     $ 0.26
Effect of dilutive options...........          --     5,101,692      (0.06)
                                       ----------    ----------     ------
Diluted EPS..........................  $4,455,486    22,306,044     $ 0.20
                                       ==========    ==========     ======

                                            YEAR ENDED DECEMBER 31, 1999
                                       --------------------------------------
                                       NET INCOME      SHARES     PER SHARES
                                       -----------   ----------   -----------
Basic EPS............................  $5,639,412    17,074,536     $ 0.33
Effect of dilutive options...........          --     6,383,220      (0.09)
                                       ----------    ----------     ------
Diluted EPS..........................  $5,639,412    23,457,756     $ 0.24
                                       ==========    ==========     ======

                                            YEAR ENDED DECEMBER 31, 2000
                                       --------------------------------------
                                       NET INCOME      SHARES     PER SHARES
                                       -----------   ----------   -----------
Basic EPS............................  $7,272,466    21,112,760     $ 0.34
Effect of dilutive options...........          --     2,784,215      (0.04)
                                       ----------    ----------     ------
Diluted EPS..........................  $7,272,466    23,896,975     $ 0.30
                                       ==========    ==========     ======

                              PEC SOLUTIONS, INC.

8. EMPLOYEE BENEFIT PLAN

    During 1985, the Company established a qualified profit sharing plan in accordance with Section 401 (k) of the Internal Revenue Service Code. Under the plan, the Company makes contributions out of profits of the Company based on an amount determined at the discretion of the Board of Directors of the Company. All full-time employees and part-time employees working at least 20 hours a week are eligible to participate in the plan. Eligibility is restricted for new employees, whom are not permitted to participate until the first day of the first calendar quarter following date of hire. The Company contributed $1,224,673, $1,226,316 and $1,714,364 for 1998, 1999 and 2000, respectively.

9. SUPPLEMENTAL RETIREMENT PROGRAM

    In December 1998, the Company adopted a funded Executive Supplemental Retirement Program for a select group of management or highly compensated employees. The program allows these employees to defer a portion of their salary and bonus. The Company has the option of adding additional amounts of deferred compensation at its sole discretion. The Company contributions are vested after five years. No employee deferrals were made in 1998. In 1999, employee deferrals were $60,093 and in 2000, they were $72,163. The Company contributed $105,446, $99,367 and $112,663 to the program in 1998, 1999 and 2000, respectively.

10. DIVIDENDS

    The Company declared dividends in the amount of $413,149 for 1999, which were paid in 2000, but did not declare any dividends for 2000. The Company expects to retain future earnings, if any, for use in the operation and expansion of the business and does not anticipate paying any further cash dividends in the foreseeable future.

11. INCOME TAXES

    The provision for income taxes consisted of the following:

                                               YEARS ENDED DECEMBER 31,
                                         ------------------------------------
                                            1998         1999         2000
                                         ----------   ----------   ----------
Current:
  Federal..............................  $2,429,361   $3,301,488   $4,270,065
  State................................     456,204      619,950      826,929
                                         ----------   ----------   ----------
Total Current..........................   2,885,565    3,921,438    5,096,994
                                         ----------   ----------   ----------
Deferred:
  Federal..............................    (211,684)    (304,732)    (204,111)
  State................................     (39,886)     (21,359)     (39,063)
                                         ----------   ----------   ----------
Total Deferred.........................    (251,570)    (326,091)    (243,174)
                                         ----------   ----------   ----------
Provision for income tax...............  $2,633,995   $3,595,347   $4,853,820
                                         ==========   ==========   ==========

                              PEC SOLUTIONS, INC.

11. INCOME TAXES (CONTINUED)
    Deferred tax assets were comprised of the following:

                                                 YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                              1998        1999         2000
                                            ---------   ---------   ----------
Deferred tax assets (liabilities):
  Accrued vacation........................  $217,974    $298,974    $  354,531
  Allowance for doubtful accounts.........    25,079      76,206        70,227
  Property and equipment..................    98,734     224,162        (3,619)
  Capital loss carryforward...............     8,734       8,021         8,021
  Deferred rent...........................        --          --       180,539
  Unrealized gains on securities..........        --          --        (4,057)
  Net operating loss carry forward........        --          --       876,761
  Deferred compensation...................    41,630     110,879       202,045
                                            --------    --------    ----------
Total deferred tax assets, net............  $392,151    $718,242    $1,684,448
                                            ========    ========    ==========

    A reconciliation between the Company's statutory tax rate and the effective tax rate is as follows:

                                                  YEARS ENDED DECEMBER 31,
                                               ------------------------------
                                                 1998       1999       2000
                                               --------   --------   --------
Statutory federal rate.......................     34%        34%        35%
State income taxes, net of federal
  benefits...................................      3%         5%         5%
                                                  --         --         --
Effective tax rate...........................     37%        39%        40%
                                                  ==         ==         ==

12. COMMITMENTS AND CONTINGENCIES

    The Company leases office facilities and equipment under noncancelable operating lease agreements, which expire in various years through 2013. Future minimum lease payments under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2000 are as follows:

YEARS ENDED DECEMBER 31,
------------------------
2001..........................  $ 4,569,136
2002..........................    4,441,157
2003..........................    3,349,674
2004..........................    3,425,791
2005..........................    3,505,779
Thereafter....................   31,285,751
                                -----------
                                $50,577,288
                                ===========

    The total rental expense under operating leases was $1,333,455, $2,169,811 and $4,267,350 for the years ended December 31, 1998, 1999 and 2000, respectively.

                              PEC SOLUTIONS, INC.

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company subleases space in one of its facilities. Sublease rental income was $182,745 for the year ended December 31, 2000.

    The Company entered into a new lease for a facility to be built-to-suit, which will be ready to occupy December 1, 2002. The lease will expire on December 31, 2018. The terms of the lease will be finalized when the final cost of the building is determined. The Company is negotiating for an equity position in the building.

    In the ordinary course of business, the Company may be party to various legal proceedings. In the opinion of management, the Company's liability, if any, in all pending litigation or other legal proceedings will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

                              PEC SOLUTIONS, INC.
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                  AS OF         AS OF
                                                                MARCH 31,     DEC. 31,
                                                                  2001          2000
                                                              -------------   ---------
                                                               (UNAUDITED)
                                        ASSETS

Current assets:
  Cash and cash equivalents.................................     $12,514       $14,655
  Short-term investments....................................      22,087        21,017
  Accounts receivable, net..................................      21,029        15,764
  Other current assets......................................       1,674         1,491
                                                                 -------       -------
Total current assets........................................      57,304        52,927

Property and equipment, net.................................       2,554         2,585
Goodwill, net...............................................       3,184         3,365
Other assets................................................       2,639         2,523
                                                                 -------       -------
Total assets................................................     $65,681       $61,400
                                                                 =======       =======

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses.....................     $ 1,870       $ 2,150
  Advance payments on contracts.............................         736         1,258
  Retirement plan contribution payable......................         284             2
  Accrued payroll...........................................       4,147         4,214
  Accrued vacation..........................................       1,519         1,183
  Other current liabilities.................................       2,247           938
                                                                 -------       -------
Total current liabilities...................................      10,803         9,745
Long-term liabilities:
  Supplemental retirement program liability.................         505           482
  Deferred rent payable.....................................         567           459
  Other long-term liabilities...............................           8            14
                                                                 -------       -------
Total long-term liabilities.................................       1,080           955
                                                                 -------       -------
Total liabilities...........................................      11,883        10,700
                                                                 -------       -------

Commitments and contingencies:

Stockholders' equity
  Undesignated capital stock, 10,000,000 shares
    authorized..............................................          --            --
  Common stock, $0.01 par value, 75,000,000 shares
    authorized,
    22,499,880 and 22,345,440 shares issued and outstanding,
    respectively............................................         225           223
  Additional paid-in capital................................      29,418        28,692
  Retained earnings.........................................      24,158        21,779
  Accumulated other comprehensive income (loss).............          (3)            6
                                                                 -------       -------
Total stockholders' equity..................................      53,798        50,700
                                                                 -------       -------
Total liabilities and stockholders' equity..................     $65,681       $61,400
                                                                 =======       =======

                See notes to consolidated financial statements.

                              PEC SOLUTIONS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                THREE MONTHS ENDED
                                                              -----------------------
                                                              MARCH 31,    MARCH 31,
                                                                 2001         2000
                                                              ----------   ----------
                                                                    (UNAUDITED)
Revenues....................................................   $21,920      $15,582
                                                               -------      -------

Operating costs and expenses:
  Direct costs..............................................    11,798        8,903
  General and administrative expenses.......................     5,368        3,941
  Sales and marketing expenses..............................       895          540
  Amortization of goodwill..................................       180           --
                                                               -------      -------
    Total operating costs and expenses......................    18,241       13,384
                                                               -------      -------
Operating income............................................     3,679        2,198
Other income, net...........................................       468          115
                                                               -------      -------
Income before income taxes..................................     4,147        2,313
Provision for income taxes..................................     1,709          900
                                                               -------      -------
Net income..................................................   $ 2,438      $ 1,413
                                                               =======      =======
Earnings per share:
  Basic.....................................................   $  0.11      $  0.08
                                                               =======      =======
  Diluted...................................................   $  0.10      $  0.06
                                                               =======      =======
Weighted average shares used in computing earnings per
  share:
  Basic.....................................................    22,472       18,257
                                                               =======      =======
  Diluted...................................................    25,536       23,442
                                                               =======      =======

                See notes to consolidated financial statements.

                              PEC SOLUTIONS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                THREE MONTHS ENDING
                                                              -----------------------
                                                              MARCH 31,    MARCH 31,
                                                                 2001         2000
                                                              ----------   ----------
                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income................................................   $ 2,438      $ 1,413
  Adjustments to reconcile net income to net cash provided
    by
    operating activities:
    Depreciation and amortization...........................       272          139
    Amortization of goodwill................................       180           --
    Deferred rent payable...................................       108           --
    Deferred income taxes...................................       (48)          --
  Changes in operating assets and liabilities:
    Accounts receivable, net................................    (5,265)       1,076
    Other current assets....................................      (164)         (66)
    Other assets............................................        (3)         (59)
    Accounts payable and accrued expenses...................      (259)        (109)
    Advance payments on contracts...........................      (523)        (359)
    Retirement plan contribution payable....................       282          248
    Accrued payroll.........................................       (61)        (632)
    Accrued vacation........................................       337          268
    Other current liabilities...............................     1,802          117
    Supplemental retirement program liability...............        23           55
    Other long-term liabilities.............................        (5)          --
                                                               -------      -------
      Net cash provided (used) by operating activities......      (886)       2,091
                                                               -------      -------
Cash flows from investing activities:
    Purchases of property and equipment.....................      (188)        (230)
    Purchases of short-term investments.....................    (1,045)          --
    Capitalized software....................................      (177)          --
                                                               -------      -------
      Net cash used by investing activities.................    (1,410)        (230)
                                                               -------      -------
Cash flows from financing activities:
    Dividends paid..........................................        --         (413)
    Proceeds from issuance of common stock..................       155        2,179
    Common stock offering costs.............................        --         (162)
                                                               -------      -------
      Net cash provided by financing activities.............       155        1,604
                                                               -------      -------
Net increase (decrease) in cash.............................    (2,141)       3,465
Cash and cash equivalents at beginning of period............    14,655        7,981
                                                               -------      -------
Cash and cash equivalents at end of period..................   $12,514      $11,446
                                                               =======      =======
Income taxes paid...........................................   $   100      $   171
                                                               =======      =======
Interest paid...............................................   $     1      $    --
                                                               =======      =======

                See notes to consolidated financial statements.

                              PEC SOLUTIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                  (UNAUDITED)

1. FINANCIAL STATEMENTS

    The accompanying consolidated financial statements, except for the December 31, 2000 balance sheet, are unaudited and have been prepared in accordance with accounting standards generally accepted in the United States for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally in the United States have been omitted. In the opinion of management, all adjustments, consisting of normally recurring accruals, considered necessary for a fair presentation, have been included. It is suggested that these condensed financial statements be read in conjunction with the Company's audited financial statements for the years ended December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 included on Form 10-K, as amended, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2001, are not necessarily indicative of the operating results to be expected for the full year.

2. PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include all majority-owned or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated.

3. INITIAL PUBLIC OFFERING

    The Company completed an initial public offering of common stock during April 2000. The Company sold 3,000,000 shares of common stock generating $25.6 million in proceeds to the Company, net of offering expenses.

4. ACCOUNTS RECEIVABLE

    Accounts receivable consist of the following as of:

                                                              MARCH 31,     DECEMBER 31,
                                                                 2001           2000
                                                              ----------   --------------
                                                                (DOLLARS IN THOUSANDS)
Billed accounts receivable..................................   $18,646        $14,597
Unbilled accounts receivable................................     3,297          2,449
Progress payments...........................................      (736)        (1,104)
                                                               -------        -------
                                                                21,207         15,942
Allowance for doubtful accounts.............................      (178)          (178)
                                                               -------        -------
Accounts receivable, net....................................   $21,029        $15,764
                                                               =======        =======

    Unbilled accounts receivable comprise recognized recoverable costs and accrued profits on contracts for which billings had not been presented to clients as of the balance sheet date. Management anticipates the collection of these amounts within 90 days of the balance sheet date. Payments to the Company on contracts with agencies and departments of the U.S. Government are subject to adjustment upon audit by the U.S. Government. All years subsequent to 1997 are subject to U.S. Government audit. Management believes the effect of audit adjustments, if any, on periods not yet audited, will not have a material effect on the financial statements.

5. ACQUISITION

    On August 28, 2000, the Company acquired all of the outstanding capital stock of Viking Technology, Inc. ("Viking") for $2 million cash plus the assumption of debt in a business combination accounted for as a purchase. Viking is a leading provider of integrated software and advanced technology solutions for state and local law enforcement, fire and emergency medical service agencies. The excess of purchase price over the fair value of the net assets was approximately $3.6 million. At the time of the acquisition, Viking had 20 employees.

6. NET INCOME PER SHARE

    Basic and diluted earnings per share for the three months ended March 31, 2001 and 2000 were determined as follows:

                        THREE MONTHS ENDED MARCH 31, 2001      THREE MONTHS ENDED MARCH 31, 2000
                                  (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
                       ---------------------------------------------------------------------------
                          NET                                    NET
                         INCOME       SHARES     PER SHARE      INCOME       SHARES     PER SHARE
                       ----------   ----------   ----------   ----------   ----------   ----------
Basic EPS............    $2,438     22,472,154     $ 0.11       $1,413     18,257,334     $ 0.08
Effect of dilutive
  options............        --      3,064,115      (0.01)          --      5,184,255      (0.02)
                         ------     ----------     ------       ------     ----------     ------
Diluted EPS..........    $2,438     25,536,269     $ 0.10       $1,413     23,441,589     $ 0.06
                         ======     ==========     ======       ======     ==========     ======

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,350,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                    JPMORGAN
                                  UBS WARBURG
                                 RAYMOND JAMES

                                           , 2001

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

    NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE U.S. TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE U.S. ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the National Association Securities Dealers, Inc. filing fee.

Securities and Exchange Commission registration fee.........  $ 28,739
National Association of Securities Dealers, Inc. filing
  fee.......................................................    17,500
Transfer agent's and registrar's fees.......................    15,000
Printing expenses...........................................   200,000
Legal fees and expenses.....................................   150,000
Accounting fees and expenses................................   100,000
Blue Sky filing fees and expenses...........................     5,000
Miscellaneous expenses......................................    83,761
                                                              --------
    Total...................................................  $600,000
                                                              ========

15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. The Registrant's Bylaws include provisions to require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary.
Section 145 also empowers the Registrant to purchase and maintain insurance that protects its officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

    At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

    The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its directors and officers, and by the Registrant of the Underwriters, for certain liabilities arising under the Securities Act.

16. EXHIBITS


EXHIBIT NO.             DESCRIPTION
-----------             -----------
         1.1            Form of Underwriting Agreement
         4.1*           Specimen stock certificate for shares of common stock of PEC
                        Solutions, Inc.
         5.1            Opinion of Piper Marbury Rudnick & Wolfe LLP, regarding
                        legality of securities being registered
        23.1+           Consent of PricewaterhouseCoopers LLP
        23.2            Consent of Piper Marbury Rudnick & Wolfe LLP (included as
                        part of Exhibit 5.1 hereto)
        24.1            Power of Attorney (included in signature pages)


------------------------

* Incorporated herein by reference to the Company's Registration Statement on Form S-1, No. 333-95331.


+   Filed herewith.

17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its Certificate of Incorporation or Bylaws or the Delaware General Corporation Law or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia, on June 8, 2001.


                                                       PEC SOLUTIONS, INC.

                                                       By:  /s/ DAVID C. KARLGAARD
                                                            -----------------------------------------
                                                            David C. Karlgaard, Ph. D.
                                                            PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.



                    NAME                                        TITLE                       DATE
                    ----                                        -----                       ----
       /s/ DAVID C. KARLGAARD, PH. D.          Chief Executive Officer, President and
    ------------------------------------         Chairman of the Board of Directors     June 8, 2001
         David C. Karlgaard, Ph. D.              (Principal Executive Officer)

                                               Senior Vice President and Chief
             /s/ STUART R. LLOYD                 Financial Officer and Director
    ------------------------------------         (Principal Financial and Accounting    June 8, 2001
               Stuart R. Lloyd                   Officer)

                      *
    ------------------------------------       Chief Operating Officer and Director     June 8, 2001
                Paul G. Rice

                      *
    ------------------------------------       Chief Technology Officer and Director    June 8, 2001
              Alan H. Harbitter

    ------------------------------------       Director                                 June 8, 2001
                 Jesse Brown

                      *
    ------------------------------------       Director                                 June 8, 2001
                Frank J. Carr

                      *
    ------------------------------------       Director                                 June 8, 2001
              R. Jerry Grossman

                    NAME                                        TITLE                       DATE
                    ----                                        -----                       ----
                      *
    ------------------------------------       Director                                 June 8, 2001
              Sharon M. Owlett



      /s/ DAVID C. KARLGAARD
      --------------------------------------
      David C. Karlgaard
      ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION
-----------             -----------
         1.1            Form of Underwriting Agreement
         4.1*           Specimen stock certificate for shares of common stock of PEC
                        Solutions, Inc.
         5.1            Opinion of Piper Marbury Rudnick & Wolfe LLP, regarding
                        legality of securities being registered
        23.1+           Consent of PricewaterhouseCoopers LLP
        23.2            Consent of Piper Marbury Rudnick & Wolfe LLP (included as
                        part of Exhibit 5.1 hereto)
        24.1            Power of Attorney (included in signature pages)


------------------------

* Incorporated herein by reference to the Company's Registration Statement on Form S-1 No. 333-95331.


+   Filed herewith.